Exhibit 99

Boise Inc.

(Formerly Aldabra 2 Acquisition Corp., a Corporation in the Development Stage)

Index to Consolidated Financial Statements

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements, and the Reports of Independent Registered Public Accounting Firms.

Page

Boise Inc. Consolidated Statements of Income (Loss) for the year ended December 31, 2008, and the period of February 1 (Inception) through December 31, 2007, and the Predecessor Consolidated Statements of Income (Loss) for the period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006.	1

Boise Inc. Consolidated Balance Sheets as of December 31, 2008 and 2007, and the Predecessor Consolidated Balance Sheet as of December 31, 2007.	2

Boise Inc. Consolidated Statements of Cash Flows for the year ended December 31, 2008, and for the period of February 1 (Inception) through December 31, 2007, and the Predecessor Consolidated Statements of Cash Flows for the period of January 1 through February 21, 2008, and for the years ended December 31, 2007 and 2006.	4

Boise Inc. Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2008, and the period ended December 31, 2007, and for the years ended December 31, 2007 and 2006.	5

Notes to Consolidated Financial Statements.	6

Report of Independent Registered Public Accounting Firm — KPMG LLP.	57

Independent Auditor’s Report — KPMG LLP.	59

Report of Independent Registered Public Accounting Firm — McGladrey & Pullen, LLP.	60

Boise Inc.

(Formerly Aldabra 2 Acquisition Corp., a Corporation in the Development Stage)

Consolidated Statements of Income (Loss)

(in thousands, except share and per-share data)

	Boise Inc.		Predecessor
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Sales
Trade	$1,990,207	$—	$258,430	$1,636,605	$1,567,421
Related parties	80,425	—	101,490	695,998	654,536
	2,070,632	—	359,920	2,332,603	2,221,957
Costs and expenses
Materials, labor, and other operating expenses	1,756,826	—	313,931	1,948,230	1,874,344
Fiber costs from related parties	54,628	—	7,662	39,352	30,418
Depreciation, amortization, and depletion	109,988	—	477	84,649	116,398
Selling and distribution expenses	48,278	—	9,097	59,488	59,756
General and administrative expenses	34,258	334	6,606	44,549	44,498
St. Helens mill restructuring	29,780	—	—	—	—
Other (income) expense, net	(2,980)	—	(989)	(4,142)	2,724
	2,030,778	334	336,784	2,172,126	2,128,138
Income (loss) from operations	39,854	(334)	23,136	160,477	93,819
Foreign exchange gain (loss)	(4,696)	—	54	1,184	(86)
Change in fair value of interest rate derivatives	(479)	—	—	—	—
Interest expense	(91,220)	(6)	(2)	—	—
Interest income	2,246	10,422	161	697	569
	(94,149)	10,416	213	1,881	483
Income (loss) before income taxes	(54,295)	10,082	23,349	162,358	94,302
Income tax (provision) benefit	8,772	(4,590)	(563)	(2,767)	(1,381)
Net income (loss)	$(45,523)	$5,492	$22,786	$159,591	$92,921
Weighted average common shares outstanding:
Basic and diluted	73,635,665	34,272,754	—	—	—
Net income (loss) per common share:
Basic and diluted	$(0.62)	$0.16	$—	$—	$—

See accompanying notes to consolidated financial statements.

Boise Inc.

(Formerly Aldabra 2 Acquisition Corp., a Corporation in the Development Stage)

Consolidated Balance Sheets

(in thousands)

	Boise Inc.		Predecessor
	December 31, 2008	December 31, 2007	December 31, 2007
ASSETS
Current
Cash and cash equivalents	$22,518	$186	$8
Cash held in trust	—	403,989	—
Receivables
Trade, less allowances of $961, $0, and $1,063	220,204	—	181,799
Related parties	1,796	—	36,452
Other	4,937	—	10,224
Inventories	335,004	—	324,679
Deferred income taxes	5,318	85	—
Prepaid and other	6,289	59	6,936
	596,066	404,319	560,098
Property
Property and equipment, net	1,262,810	—	1,192,344
Fiber farms and deposits	14,651	—	17,843
	1,277,461	—	1,210,187
Deferred financing costs	72,570	—	—
Goodwill	—	—	42,218
Intangible assets, net	35,075	—	23,967
Other assets	7,114	3,293	9,242
Total assets	$1,988,286	$407,612	$1,845,712

See accompanying notes to consolidated financial statements.

Boise Inc.

(Formerly Aldabra 2 Acquisition Corp., a Corporation in the Development Stage)

Consolidated Balance Sheets (continued)

(in thousands, except share data)

	Boise Inc.		Predecessor
	December 31, 2008	December 31, 2007	December 31, 2007
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Current portion of long-term debt	$25,822	$—	$—
Income taxes payable	841	1,280	306
Accounts payable
Trade	177,157	—	178,686
Related parties	3,107	—	299
Accrued liabilities
Compensation and benefits	44,488	—	53,573
Interest payable	184	—	—
Deferred underwriting fee	—	12,420	—
Other	17,402	1,015	16,716
	269,001	14,715	249,580
Debt
Long-term debt, less current portion	1,011,628	—	—
Notes payable	66,606	—	—
	1,078,234	—	—
Other
Deferred income taxes	8,907	—	896
Compensation and benefits	149,691	—	6,030
Other long-term liabilities	33,007	—	29,427
	191,605	—	36,353
Common stock subject to possible conversion (16,555,860 shares at conversion value at December 31, 2007)	—	159,760	—
Commitments and contingent liabilities
Stockholders’ Equity
Business unit equity	—	—	1,559,779
Preferred stock, $.0001 par value per share: 1,000,000 shares authorized; none issued	—	—	—
Common stock, $.0001 par value per share: 250,000,000 shares authorized; 79,716,130 shares and 51,750,000 shares issued and outstanding (which included 16,555,860 shares subject to possible conversion at December 31, 2007)	8	5	—
Additional paid-in capital	575,151	227,640	—
Accumulated other comprehensive loss	(85,682)	—	—
Income accumulated during development stage	—	5,492	—
Accumulated deficit	(40,031)	—	—
Total stockholders’ equity	449,446	233,137	1,559,779
Total liabilities and stockholders’ equity	$1,988,286	$407,612	$1,845,712

See accompanying notes to consolidated financial statements.

Boise Inc.

(Formerly Aldabra 2 Acquisition Corp., a Corporation in the Development Stage)

Consolidated Statements of Cash Flows

(in thousands)

	Boise Inc.		Predecessor
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash provided by (used for) operations
Net income (loss)	$(45,523)	$5,492	$22,786	$159,591	$92,921
Items in net income (loss) not using (providing) cash
Depreciation, amortization, and depletion of deferred financing costs and other	119,933	—	477	84,649	116,398
Share-based compensation expense	3,096	—	—	—	—
Related-party interest expense	2,760	—	—	—	—
Notes payable interest expense	5,512	—	—	—	—
Interest income on cash held in trust	—	(10,414)	—	—	—
Pension and other postretirement benefit expense	8,388	—	1,826	13,334	14,971
Deferred income taxes	(9,363)	—	11	253	—
Change in fair value of energy derivatives	7,445	—	(37)	432	(516)
Change in fair value of interest rate derivatives	479	—	—	—	—
St. Helens mill restructuring	35,998	—	—	—	—
Gain on changes in retiree healthcare programs	—	—	—	(4,367)	(3,741)
(Gain) loss on sales of assets, net	—	—	(943)	(112)	2,213
Other	4,696	—	(54)	(1,184)	2,598
Decrease (increase) in working capital, net of acquisitions
Receivables	25,296	—	(23,522)	(4,357)	(6,443)
Inventories	(28,950)	—	5,343	(4,402)	(45,416)
Prepaid expenses	(1,044)	(59)	875	(833)	646
Accounts payable and accrued liabilities	(17,801)	257	(10,718)	18,414	14,634
Current and deferred income taxes	(1,057)	1,284	335	509	(1,224)
Pension and other postretirement benefit payments	(636)	—	(1,826)	(13,334)	(14,971)
Other	(1,483)	—	2,326	178	828
Cash provided by (used for) operations	107,746	(3,440)	(3,121)	248,771	172,898
Cash provided by (used for) investment
Acquisition of businesses and facilities	(1,216,459)	(2,624)	—	—	(42,609)
Cash released from (held in) trust, net	403,989	(393,575)	—	—	—
Expenditures for property and equipment	(90,597)	—	(10,168)	(141,801)	(109,073)
Sales of assets	394	—	17,662	14,224	3,824
Additional Consideration Agreement payment	—	—	—	(32,542)	—
Other	(5,703)	—	863	1,769	1,949
Cash provided by (used for) investment	(908,376)	(396,199)	8,357	(158,350)	(145,909)
Cash provided by (used for) financing
Issuances of long-term debt	1,125,700	—	—	—	—
Payments of long-term debt	(88,250)	—	—	—	—
Issuances of short-term debt	—	137	—	—	—
Payments of short-term debt	—	(137)	—	—	—
Payments to stockholders for exercise of conversion rights	(120,170)	—	—	—	—
Payments of deferred financing fees	(81,898)	—	—	—	—
Payments of deferred underwriters fees	(12,420)	(16,560)	—	—	—
Proceeds from sale of shares of common stock to initial stockholders	—	25	—	—	—
Proceeds from public offering	—	414,000	—	—	—
Proceeds from issuance of insider warrants	—	3,000	—	—	—
Net equity transactions with related parties	—	—	(5,237)	(90,420)	(26,990)
Other	—	(640)	—	—	—
Cash provided by (used for) financing	822,962	399,825	(5,237)	(90,420)	(26,990)
Increase (decrease) in cash and cash equivalents	22,332	186	(1)	1	(1)
Balance at beginning of the period	186	—	8	7	8
Balance at end of the period	$22,518	$186	$7	$8	$7

See accompanying notes to consolidated financial statements.

Boise Inc.

(Formerly Aldabra 2 Acquisition Corp., a Corporation in the Development Stage)

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

Common Shares Outstanding		Total Stockholders’ Equity	Business Unit Equity	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Income Accumulated During Development Stage	Accumulated Deficit
	Predecessor
—	Balance at December 31, 2005	$1,424,533	$1,424,677	$—	$—	$—	$(144)	$—	$—
	Comprehensive income (loss):
	Net income	92,921	92,921	—	—	—	—	—	—
	Other comprehensive loss, net of tax
	Cash flow hedges	(9,232)	—	—	—	—	(9,232)	—	—
	Comprehensive income:	$83,689
—	Net equity transactions with related parties	(26,990)	(26,990)	—	—	—	—	—	—
—	Balance at December 31, 2006	$1,481,232	$1,490,608	$—	$—	$—	$(9,376)	$—	$—
	Comprehensive income:
	Net income	159,591	159,591	—	—	—	—	—	—
	Other comprehensive income, net of tax
	Cash flow hedges	9,376	—	—	—	—	9,376	—	—
	Comprehensive income:	$168,967
—	Net equity transactions with related parties	(90,420)	(90,420)	—	—	—	—	—	—
—	Balance at December 31, 2007	$1,559,779	$1,559,779	$—	$—	$—	$—	$—	$—
	Boise Inc.
—	Balance at February 1, 2007 (Inception)	$—	$—	$—	$—	$—	$—	$—	$—
	Comprehensive income:
	Net income	5,492	—	—	—	—	—	5,492	—
	Comprehensive income	$5,492
10,350,000	Issuance of common stock to initial stockholders on February 1, 2007 (Inception) at $.002 per share	25	—	—	1	24	—	—	—
	Proceeds of issuance of warrants	3,000	—	—	—	3,000	—	—	—
41,400,000	Sale of 41,400,000 units through public offering net of underwriter’s discount and offering expenses (which includes 16,555,860 shares subject to conversion)	384,380	—	—	4	384,376	—	—	—
	Less 16,555,860 shares of common stock subject to possible conversion	(159,760)	—	—	—	(159,760)	—	—	—
51,750,000	Balance at December 31, 2007	$233,137	$—	$—	$5	$227,640	$—	$5,492	$—
	Comprehensive loss:
	Net loss	(45,523)	—	—	—	—	—	—	(45,523)
	Other comprehensive loss, net of tax
	Cash flow hedges	(760)	—	—	—	—	(760)	—	—
	Unfunded accumulated benefit obligation	(84,922)	—	—	—	—	(84,922)	—	—
	Other comprehensive loss	(85,682)					(85,682)		(45,523)
	Comprehensive loss	$(131,205)
	Reclassification of income accumulated during development stage	—	—	—	—	—	—	(5,492)	5,492
37,857,374	Issuance of common stock for acquisition at $9.15 per share (net of a 12% discount for lack of marketability)	304,828	—	—	4	304,824	—	—	—
2,450,617	Restricted stock	3,096	—	—	—	3,096	—	—	—
(24,517)	Restricted stock forfeited	—	—	—	—	—	—	—	—
30,083	Restricted stock vested	—	—	—	—	—	—	—	—
	Shares of common stock subject to possible conversion converted to permanent equity	159,760	—	—	—	159,760	—	—	—
(12,347,427)	Reclassify shares of common stock subject to possible conversion that was not redeemed to permanent equity	(120,170)	—	—	(1)	(120,169)	—	—	—
79,716,130	Balance at December 31, 2008	$449,446	$—	$—	$8	$575,151	$(85,682)	$—	$(40,031)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.             Nature of Operations and Basis of Presentation

Boise Inc. (formerly Aldabra 2 Acquisition Corp.) or “the Company,” “we,” “us,” or “our” was a blank check company created on February 1, 2007 (Inception) and organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with an operating business. On February 22, 2008, Boise Inc. completed the acquisition (the Acquisition) of Boise White Paper, L.L.C., Boise Packaging & Newsprint, L.L.C., Boise Cascade Transportation Holdings Corp. (collectively, the Paper Group), and other assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and part of the headquarters operations of Boise Cascade, L.L.C. (Boise Cascade). The business we acquired is referred to in this report on Form 10-K as the “Predecessor.” The Acquisition was accomplished through the Company’s acquisition of Boise Paper Holdings, L.L.C. See Note 3, Acquisition of Boise Cascade’s Paper and Packaging Operations, for more information related to the Acquisition.

The following sets forth our corporate structure following the Acquisition:

Boise Inc. operates its business in three reportable segments, Paper, Packaging, and Corporate and Other (support services) and is headquartered in Boise, Idaho. Boise Inc. manufactures packaging products and papers, including corrugated containers, containerboard, label and release and flexible packaging papers, imaging papers for the office and home, printing and converting papers, newsprint, and market pulp.

The accompanying Consolidated Statement of Income (Loss) and Consolidated Statement of Cash Flows for the year ended December 31, 2008, include the activities of Aldabra 2 Acquisition Corp. prior to the Acquisition and the operations of the acquired businesses from February 22, 2008, through December 31, 2008. The Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows for the period of January 1 through February 21, 2008, and for the years ended December 31, 2007 and 2006, of the Predecessor are presented for comparative purposes. The period of February 1 (Inception) through December 31, 2007, represents the activities of Aldabra 2 Acquisition Corp.

For the Predecessor periods presented, the consolidated financial statements include accounts specifically attributed to the Paper Group and a portion of Boise Cascade’s shared corporate general and administrative expenses. These shared services include, but are not limited to, finance, accounting, legal, information technology, and human resource functions. Some corporate costs related solely to the Predecessor and were allocated totally to these operations. Shared corporate general and administrative expenses not specifically identifiable to the Paper Group were allocated primarily based on average sales, assets, and labor costs. The Predecessor consolidated financial statements do not include an allocation of Boise Cascade’s debt, interest, and deferred financing costs, because none of these items were specifically identified as corporate advances to, or borrowings by, the Predecessor. Boise Cascade used interest rate swaps to hedge variable interest rate risk. Because debt and interest costs are not allocated to the Predecessor, the effects of the interest rate swaps are not included in the consolidated financial statements. During the Predecessor periods presented, income taxes, where applicable, were calculated as if the Predecessor were a separate taxable entity. For the period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the majority of the businesses and assets of the Predecessor were held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. In addition to the businesses and assets held and operated by limited liability companies, the Predecessor had taxable corporations subject to federal, state, and local income taxes for which taxes were recorded. Information on the allocations and related-party transactions is included in Note 5, Transactions With Related Parties.

2.                                      Summary of Significant Accounting Policies

Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Boise Inc. and its subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the determination and allocation of the fair values of assets acquired and liabilities assumed in an acquisition; the assessment of the recoverability of long-lived assets; the recognition, measurement, and valuation of current and deferred income taxes; valuation and recognition of pension expense and liabilities; and valuation of accounts receivable, inventories, and asset retirement obligations, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency, and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Revenue Recognition

We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed and determinable, and collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board (f.o.b) shipping point. For sales transactions designated f.o.b destination, revenue is recorded when the product is delivered to the customer’s delivery site. Fees for shipping and handling charged to customers for sales transactions are included in “Sales.” Costs related to shipping and handling are included in “Materials, labor, and other operating expenses.”

Until late February 2009, we sold all of the newsprint we produced to Abitibi Consolidated Sales Corporation (ACSC), an indirect subsidiary of AbitibiBowater Inc. (AbitibiBowater), at a price equal to the price AbitibiBowater’s mills received from its customers, less associated expenses and a sales and marketing discount. In accordance with Emerging Issues Task Force (EITF) 01-09, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), the discount was presumed to be a reduction of the selling price of the product and, therefore, was characterized as a reduction of revenue in our Consolidated Statements of Income (Loss).

Equity Compensation

We account for the restricted stock and restricted stock units (collectively restricted stock) granted under the Boise Inc. Incentive and Performance Plan (the Plan) under Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. We accrue compensation expense for the restricted stock based on the fair value on the date of the grant. Compensation expense is recognized ratably over the vesting period for the restricted stock grants that vest over time and ratably over the award period for the restricted stock grants that vest based on the closing price of Boise Inc. stock. During the year ended December 31, 2008, we recognized $3.1 million of compensation expense. Most of these costs were recorded in “General and administrative expenses” in our Consolidated Statements of Income (Loss). See Note 15, Stockholders’ Equity, for a discussion of the Plan and the method we use to calculate compensation expense.

During the Predecessor periods presented, equity compensation was granted to the Predecessor’s employees under Boise Cascade’s equity compensation plans. These equity compensation plans were accounted for under SFAS No. 123(R). During the Predecessor period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor recognized $0.2 million, $1.7 million, and $1.8 million of compensation expense, most of which was recorded in “General and administrative expenses” in the Consolidated Statements of Income (Loss).

Research and Development Costs

We expense research and development costs as incurred. For the year ended December 31, 2008, research and development expenses were $1.0 million. For the Predecessor period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, research and development expenses were $0.1 million, $0.7 million, and $0.6 million, respectively.

Advertising Costs

We expense the cost of advertising as incurred. For the year ended December 31, 2008, advertising expenses were $2.3 million. For the Predecessor period of January 1 through

February 21, 2008, and the years ended December 31, 2007 and 2006, advertising expenses were $1.0 million, $4.0 million, and $3.9 million, respectively. These expenses are generally recorded in “Selling and distribution expenses.”

Foreign Currency Translation

The functional currency for our operations outside the United States is the U.S. dollar. Nonmonetary assets and liabilities and related depreciation and amortization for these foreign operations are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates as of the Consolidated Balance Sheet date. Revenue and expense items are remeasured into U.S. dollars using an average exchange rate prevailing during the year. The foreign exchange gains (losses) reported in the Consolidated Statements of Income (Loss) resulted from the remeasurements into the U.S. dollar.

Cash and Cash Equivalents

Cash equivalents consist of short-term investments that have a maturity of three months or less at the date of purchase. Cash equivalents totaled $15.3 million at December 31, 2008.

For all of the Predecessor periods presented, we participated in Boise Cascade’s centralized cash management system (see Note 5, Transactions With Related Parties). Interest income or expense was not recorded related to these transactions, except for transactions related to the taxable subsidiaries. In all Predecessor periods presented, the interest income related to these transactions was not significant. The net effect of these transactions was included in “Business unit equity” on the Consolidated Balance Sheets. As such, the amount of cash recorded on the Predecessor Consolidated Balance Sheet at December 31, 2007, does not represent the amount required or generated by the Predecessor.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount we expect to collect. Trade accounts receivable do not bear interest. The allowance for doubtful accounts is our best estimate of the losses we expect will result from the inability of our customers to make required payments. We generally determine the allowance based on a combination of actual historical write-off experience and an analysis of specific customer accounts. We periodically review our allowance for doubtful accounts, and adjustments to the valuation allowance are charged to income. Trade accounts receivable balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We may at times insure or arrange for guarantees on our receivables.

Financial Instruments

Our financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair values based on their short-term nature. Our long-term debt is recorded at the face value of those obligations.

We are exposed to market risks, including changes in interest rates, energy prices, and foreign currency exchange rates. We employ a variety of practices to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. Derivatives are such that a specific debt instrument, contract, or anticipated purchase determines the amount, maturity, and other specifics of the hedge. If a derivative contract is entered into, we either determine that it is an economic hedge or we designate the derivative as a cash flow or fair value hedge. We formally document all relationships between hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking various hedged transactions. For those derivatives designated as cash flow or fair value hedges, we formally assess, both at the derivatives’ inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the hedged items. The ineffective portion of hedging transactions is recognized in income (loss).

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we record all derivative instruments as assets or liabilities on our Consolidated Balance Sheets at fair value. The fair value of these instruments is determined by third parties. Changes in the fair value of derivatives are recorded in either “Net income (loss)” or “Other comprehensive income (loss)” as appropriate. The gain or loss on derivatives designated as cash flow hedges is included in “Other comprehensive income (loss)” in the period in which changes in fair value occur and is reclassified to income (loss) in the period in which the hedged item affects income (loss), and any ineffectiveness is recognized currently in our Consolidated Statements of Income (Loss). The fair value of the hedged exposure is presumed to be the market value of the hedging instrument when critical terms match. The gain or loss on derivatives designated as fair value hedges and the offsetting gain or loss on the hedged item attributable to the hedged risk are included in income (loss) in the period in which changes in fair value occur. The gain or loss on derivatives that have not been designated as hedging instruments is included in income (loss) in the period in which changes in fair value occur.

Customer Rebates and Allowances

We provide rebates to our customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. The rebates provided to our customers are accounted for in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer. The rebates are recorded as a decrease in sales.

At December 31, 2008, we had $0.6 million of rebates payable to our customers recorded in “Accrued liabilities, Other” on our Consolidated Balance Sheet. The Predecessor recorded $0.6 million of rebates payable to customers at December 31, 2007.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is based on the average or first-in, first-out (FIFO) method of inventory valuation. Manufactured inventories include costs for materials, labor, and factory overhead.

Inventories include the following (in thousands):

	Boise Inc.		Predecessor
	December 31		December 31,
	2008	2007	2007
Finished goods and work in process	$210,611	$—	$192,161
Logs	57,881	—	43,686
Other raw materials and supplies	66,512	—	88,832
	$335,004	$—	$324,679

Property and Equipment, Net

Property and equipment acquired in the Acquisition were recorded at estimated fair value on the date of the Acquisition. We have completed our purchase price allocation of the fair value of property and equipment or assets acquired and liabilities assumed.

Property and equipment acquired subsequent to the Acquisition are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For the year ended December 31, 2008, we recognized $0.1 million of capitalized interest. During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor recognized $0.1 million, $1.7 million, and $0.5 million of capitalized interest. We expense all repair and maintenance costs as incurred in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in income (loss). In all periods presented, we used the straight-line method of depreciation.

Property and equipment consisted of the following asset classes and the following general range of estimated useful lives (dollars, in thousands):

	Boise Inc.		General Range of	Predecessor
	December 31,		Estimated Useful	December 31,
	2008	2007	Lives in Years	2007
Land and land improvements	$31,875	$—	17-20	$31,592
Buildings and improvements	187,892	—	9-40	185,509
Machinery and equipment	1,113,572	—	3-20	1,212,425
Construction in progress	29,833	—	N/A	36,535
	1,363,172	—		1,466,061
Less accumulated depreciation	(100,362)	—	N/A	(273,717)
	$1,262,810	$—		$1,192,344

Fiber Farms and Deposits

The consolidated financial statements include the cottonwood fiber farm operations in our Paper segment. Our cottonwood fiber farm has multiple locations near our mill in Wallula, Washington. They are short-rotation fiber farms that have a growing cycle averaging six to eight years.

Costs for activities related to the establishment of a new crop of trees, including planting, thinning, fertilization, pest control, herbicide application, irrigation, and land lease costs, are capitalized, while costs for administration, harvesting, insurance, and property taxes are expensed. The capitalized costs are accumulated by specifically identifiable farm or irrigation blocks. We charge capitalized costs, excluding land, to “Depreciation, amortization, and depletion” in the accompanying Consolidated Statements of Income (Loss) at the time the fiber is harvested based on actual accumulated costs associated with fiber cut.

We are a party to a number of long-term log and fiber supply agreements. At December 31, 2008, our total obligation for log and fiber purchases under contracts with third parties was approximately $168.7 million. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability, and the status of environmental appeals.

Long-Lived Asset Impairment

We account for the impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment of long-lived assets exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future undiscounted cash flows from operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Goodwill and Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. We have not allocated any amounts related to the Acquisition to goodwill. Our policy is to assess goodwill and intangible assets with indefinite lives in the fourth quarter of each year, and immediately if an indicator of possible impairment exists, using a fair-value-based approach. We also evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives are necessary.

Deferred Software Costs

We defer internal-use software costs that benefit future years. These costs are amortized using the straight-line method over the expected life of the software, typically three to five years. “Other assets” in the Consolidated Balance Sheets include $3.9 million and $0.7 million of deferred software costs at December 31, 2008 and 2007, respectively. We amortized $0.7 million of deferred software costs for the year ended December 31, 2008. For the Predecessor period of January 1 through February 21, 2008, and for the years ended December 31, 2007 and 2006, amortization of deferred software costs totaled $0.1 million, $0.6 million, and $0.7 million, respectively.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143. This standard affects primarily the way we account for landfill closure and closed-site monitoring costs. We accrue for asset retirement obligations in the period in which they are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See Note 11, Asset Retirement Obligations, for additional information.

Taxes Collected

We account for taxes collected from customers and remitted to governmental authorities in accordance with EITF 06-3, How Taxes Collected From Customers and Remitted to Governmental

Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). We present taxes on a net basis in our Consolidated Statement of Income (Loss).

Labor Concentration

As of December 31, 2008, we had approximately 4,510 employees. Approximately 2,710, or 60%, of these employees work pursuant to collective bargaining agreements. In first quarter 2009, we will start negotiating labor contracts at our packaging plant in Salem, Oregon (92 employees represented by the Association of Western Pulp & Paper Workers), which expired in December 2008, and at our paper mill in Wallula, Washington (332 employees represented by the AWPPW), which expires mid-March 2009. During labor negotiations with our collective bargaining units, we could experience work interruptions, which could significantly increase our labor costs, prevent us from meeting customer demand, or reduce our sales and profitability.

New and Recently Adopted Accounting Standards

In December 2008, the FASB issued FASB Staff Position (FSP) FAS 132(R)-1, Employer’s Disclosures About Postretirement Benefit Plan Assets. This FSP amends SFAS No. 132 (Revised 2003), Employers’ Disclosures About Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP is effective for fiscal years ending after December 15, 2009. The adoption will affect our disclosures only and will have no effect on our financial position or results of operations.

In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 became effective in October 2008, and its adoption did not have a material impact on our financial position or results of operations.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP No. EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP No. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings-per-share data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this staff position. Early application is not permitted. We currently do not have any share-based awards that would qualify as participating securities. Therefore, adoption of this FSP did not have a material impact on our financial position, results of operations, or earnings per share.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles. SFAS No. 162 became effective on November 15, 2008. Adoption did not have a material impact on our financial position or results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This new guidance also provides additional disclosure requirements related to recognized intangible assets. We adopted FSP No. FAS 142-3 in January 2009, and it did not have a material impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities. SFAS No. 161 requires enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on financial position, financial performance, and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. We adopted SFAS No. 161 in January 2009, and it had no effect on our financial position or results of operations.

In January 2008, we adopted SFAS No. 157, Fair Value Measurements. The adoption did not have a material affect on our financial position or results of operations. The statement established a framework for measuring fair value, and it enhanced the disclosures for fair value measurements. The statement applies when other accounting pronouncements require or permit fair value measurements, but it does not require new fair value measurements. In accordance with the standard, in Note 13, Financial Instruments, we expanded our disclosures about fair value measurements. In accordance with the provisions of FSP No. 157-2, Effective Date of FASB Statement No. 157, we have elected to defer implementation of SFAS No. 157 as it relates to nonfinancial assets and nonfinancial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51. These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. We adopted SFAS Nos. 141(R) and 160 on January 1, 2009. The impact of adopting these standards will be limited to business combinations occurring on or after January 1, 2009.

Reclassifications

Certain amounts in prior periods’ consolidated financial statements have been reclassified to conform with the current period’s presentation.

3.                                      Acquisition of Boise Cascade’s Paper and Packaging Operations

On February 22, 2008, we acquired the paper, packaging, and most of the corporate and other segments of Boise Cascade for cash and securities. We have four pulp and paper mills, one paper mill, five corrugated container plants, a corrugated sheet feeder plant, and two paper distribution facilities located in the United States. Our corporate headquarters office is in Boise, Idaho.

The Acquisition was accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Upon completion of the transaction, Boise Cascade owned 37.9 million, or 49%, of our outstanding shares. Subsequent to the transaction, Boise Cascade transferred the shares to its parent company, Boise Cascade Holdings, L.L.C.

The purchase price was paid with cash, the issuance of shares of our common stock, and a note payable. These costs, including direct transaction costs and purchase price adjustments, are summarized as follows:

February 22, 2008
(thousands)

Cash paid to Boise Cascade	$1,252,281
Cash paid to Boise Cascade for financing and other fees	24,915
Less: cash contributed by Boise Cascade	(38,000)
Net cash	1,239,196
Equity at $9.15 average price per share	346,395
Lack of marketability discount	(41,567)
Total equity	304,828
Note payable to Boise Cascade at closing	41,000
Working capital adjustment	17,334
Total note payable to Boise Cascade	58,334
Fees and expenses	61,785
Total purchase price	$1,664,143

Cash

Upon closing, we paid Boise Cascade $1,252.3 million in cash related to the base purchase price plus $24.9 million incurred by Boise Cascade for transaction financing costs and fees. Immediately prior to the Acquisition, Boise Cascade contributed $38.0 million of cash to the acquired businesses.

Equity

The number of shares issued to Boise Cascade totaled 37,857,374. The equity price per share was calculated based on the average per-share closing price of our common stock for the 20 trading days ending on the third trading day immediately prior to the consummation of the Acquisition. Since that average price was below the $9.54 floor provided in the purchase agreement, we determined a new measurement date in accordance with Issue No. 2 of EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination. We calculated a $9.15 average price per share based on two days before and after the Acquisition measurement date, which was February 14, 2008. The value of stock consideration paid to Boise Cascade was reduced by a 12% discount for lack of marketability.

Note Payable

In connection with the Acquisition, Boise Inc. issued a $41.0 million subordinated promissory note to Boise Cascade. After the Acquisition, and pursuant to the purchase agreement, the note was amended to increase the amount payable to $58.3 million effective February 22, 2008. The increase of the note reflects $17.3 million of postclosing working capital adjustments in Boise

Cascade’s favor. After the transaction, Boise Cascade transferred the note payable to its parent, Boise Cascade Holdings, L.L.C., and on June 10, 2008, Boise Cascade Holdings, L.L.C., sold the note payable to eight individual parties for $53.8 million, including accrued interest but before transaction costs. The full amount of the original note, as amended, together with accrued and unpaid interest from March 31, 2008, is now represented by eight separate notes payable, each with terms (other than the amount) identical to the original note payable. Because none of the eight holders of the notes are related to either Boise Inc. or Boise Cascade, we no longer record the notes as related-party notes payable on our Consolidated Balance Sheet. See Note 5, Transactions With Related Parties, and Note 12, Debt, for further information on the notes.

Fees and expenses consist primarily of debt issuance fees and direct costs of the transaction.

The following table summarizes the fair value allocation of the assets acquired and liabilities assumed in the Acquisition as of December 31, 2008:

February 22, 2008, Fair Value
(thousands)

Current assets	$571,936
Property and equipment	1,306,070
Fiber farms and deposits	11,006
Intangible assets:
Trademark and trade name	16,800
Customer list	13,700
Technology	6,860
Deferred financing costs	81,898
Other long-term assets	4,465
Current liabilities	(246,928)
Long-term liabilities	(101,664)
Total purchase price	$1,664,143

The following pro forma results are based on the individual historical results of Boise Inc. and the Predecessor (prior to the Acquisition on February 22, 2008) with adjustments to give effect to the combined operations as if the Acquisition had been consummated on January 1, 2007. The pro forma results are intended for information purposes only and do not purport to represent what the combined companies’ results of operations would actually have been had the transaction in fact occurred on January 1, 2007.

	Pro Forma
	Year Ended December 31
	2008	2007
	(thousands, except per-share data)

Sales	$2,430,552	$2,332,603
Net loss	(56,516)	(1,418)
Net loss per share – basic and diluted	(0.73)	(0.02)

4.                                      Net Income (Loss) Per Common Share

For the year ended December 31, 2008, and the period of February 1 (Inception) through December 31, 2007, when we had publicly traded shares outstanding, net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Basic and diluted net income (loss) per share is calculated as follows:

	Boise Inc.
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007
	(thousands, except per-share data)

Net income (loss)	$(45,523)	$5,492
Weighted average number of common shares for basic net income (loss) per share	73,636	34,273
Incremental effect of dilutive common stock equivalents:
Common stock warrants (a) (b)	—	—
Restricted stock (c)	—	—
Restricted stock units (c)	—	—
Weighted average number of shares for diluted net income (loss) per share	73,636	34,273
Net income (loss) per share — basic and diluted (a) (b) (c)	$(0.62)	$0.16

(a)                                  Warrants to purchase 44.4 million shares of common stock for the year ended December 31, 2008, were not included in the computation of diluted net income (loss) per share because the exercise price exceeded the average market price of our common stock.

(b)                                 Warrants to purchase 44.4 million shares of common stock for the period of February 1 (Inception) through December 31, 2007, were not included in the computation of diluted net income per share because the warrants were contingently exercisable.

(c)                                  Restricted stock and restricted stock units for the year ended December 31, 2008, were not included in the computation of diluted net loss per share because inclusion of these amounts would be antidilutive.

5.                                      Transactions With Related Parties

During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor participated in Boise Cascade’s centralized cash management system. Cash receipts attributable to the Predecessor’s operations were collected by Boise Cascade, and cash disbursements were funded by Boise Cascade. The net effect of these transactions has been reflected as “Net equity transactions with related parties” in the Consolidated

Statements of Cash Flows and Consolidated Statements of Stockholders’ Equity. The following table includes the components of these related-party transactions:

	Predecessor
	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
	(thousands)

Cash collections	$(354,222)	$(2,343,598)	$(2,219,907)
Payment of accounts payable	336,605	2,094,226	2,021,972
Capital expenditures and acquisitions	10,168	141,801	151,682
Income taxes	217	1,990	2,604
Corporate general and administrative expense allocation	1,995	15,161	16,659
Net equity transactions with related parties	$(5,237)	$(90,420)	$(26,990)

Related-Party Sales

During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor sold paper and paper products to OfficeMax Incorporated (OfficeMax) at sales prices that were designed to approximate market prices. For the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, sales to OfficeMax were $90.1 million, $615.7 million, and $575.9 million, respectively. During each of these periods, sales to OfficeMax represented 25%, 26%, and 26% of total sales, respectively. These sales are included in “Sales, Related parties” in the Consolidated Statements of Income (Loss). Subsequent to the Acquisition, OfficeMax is no longer a related party. During the year ended December 31, 2008, Boise Inc. sales to OfficeMax were $494.6 million, or 24% of total sales.

Boise Inc. and the Predecessor provided transportation services to Boise Cascade. For the year ended December 31, 2008, Boise Inc. recorded $3.4 million of sales for transportation services. For the period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor recorded $0.6 million, $5.0 million, and $5.6 million, respectively, of sales for transportation services. During these same periods, the Predecessor sold $10.8 million, $75.3 million, and $73.0 million of wood to Boise Cascade. These sales are included in “Sales, Related parties” in the Consolidated Statements of Income (Loss).

In connection with the Acquisition, we entered into an outsourcing services agreement under which we provide a number of corporate staff services to Boise Cascade at our cost. These services include information technology, accounting, and human resource services. The initial term of the agreement is for three years. It will automatically renew for one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the applicable term. For the year ended December 31, 2008, we recognized $12.1 million in “Sales, Related parties” and the same amounts in “Cost and expenses” in our Consolidated Statements of Income (Loss) related to this agreement.

Subsequent to the Acquisition, Louisiana Timber Procurement Company, L.L.C., a fully consolidated entity, began selling chips and logs to Boise Cascade. During the year ended December 31, 2008, we recorded $64.9 million of sales to Boise Cascade in “Sales, Related parties” in the Consolidated Statements of Income (Loss) and recorded approximately the same amounts of expenses in “Materials, labor, and other operating expenses.”

Related-Party Costs and Expenses

Boise Inc. and the Predecessor purchased fiber from related parties at prices that approximated market prices. For the year ended December 31, 2008, Boise Inc. recorded $54.6 million of fiber purchases from related parties. During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, fiber purchases from related parties were $7.7 million, $39.4 million, and $30.4 million, respectively. Most of these purchases related to chip and log purchases from Boise Cascade’s wood products business. All of the costs associated with these purchases were recorded as “Fiber costs from related parties” in the Consolidated Statements of Income (Loss).

During the Predecessor periods, the Predecessor used services and administrative staff of Boise Cascade. These services included, but were not limited to, finance, accounting, legal, information technology, and human resource functions. The costs not specifically identifiable to the Predecessor were allocated based primarily on average sales, assets, and labor costs. These costs are included in “General and administrative expenses” in the Consolidated Statements of Income (Loss). The Predecessor believes the allocations are a reasonable reflection of its use of the services. However, had the Predecessor operated on a stand-alone basis, it estimates that its Corporate and Other segment would have reported approximately $2.5 million, $18 million, and $18 million of segment expenses before interest, taxes, depreciation, and amortization for the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, respectively.

During the Predecessor periods, some of the Predecessor’s employees participated in Boise Cascade’s noncontributory defined benefit pension and contributory defined contribution savings plans. The Predecessor treated its participants in the pension plans as participants in multiemployer plans. Accordingly, the Predecessor has not reflected any assets or liabilities related to the plans on the Consolidated Balance Sheet at December 31, 2007. The Predecessor, however, recorded costs associated with the employees who participated in these plans in the Consolidated Statements of Income (Loss). For the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Statements of Income (Loss) included $3.9 million, $22.4 million, and $21.9 million, respectively, of expenses attributable to its participation in Boise Cascade’s defined benefit and defined contribution plans.

During the Predecessor periods presented, the Predecessor’s employees and former employees also participated in Boise Cascade’s other postretirement healthcare benefit plans. All of the Predecessor’s postretirement healthcare benefit plans were unfunded (see Note 14, Retirement and Benefit Plans). In addition, some of the Predecessor’s employees participated in equity compensation programs.

Note Payable

In connection with the Acquisition, we issued a $41.0 million subordinated promissory note to Boise Cascade. After the Acquisition, and pursuant to the purchase agreement, the note was amended to increase the amount payable to $58.3 million effective February 22, 2008. The increase of the note reflects $17.3 million of postclosing working capital adjustments in Boise Cascade’s favor. The note bears interest at 15.75% compounded quarterly. To the extent that interest is not paid in cash, interest will be added to the principal amount of the note. The note matures on August 21, 2015, provided that if such date is more than 181 days after the scheduled maturity date of the indebtedness under our credit agreements, then the maturity date shall automatically be deemed to be 181 days after the latest maturity date of any such indebtedness. We may prepay the note at any time, in whole or in part, subject to restrictions contained in our credit agreements.

After the transaction, Boise Cascade transferred the note payable to its parent, Boise Cascade Holdings, L.L.C., and on June 10, 2008, Boise Cascade Holdings, L.L.C., sold the note payable to eight individual parties for $53.8 million, including accrued interest but before transaction costs. The full amount of the original note, as amended, together with accrued and unpaid interest from March 31, 2008, is now represented by eight separate notes payable, each with terms (other than the amount) identical to the original note payable. Because none of the eight holders of the notes are related to either Boise Inc. or Boise Cascade, we no longer record the notes as related-party notes on our Consolidated Balance Sheet.

In 2008, prior to the sale of the note, we recorded $2.8 million of related-party interest expense in “Interest expense” in our Consolidated Statements of Income (Loss). At December 31, 2008, we had $66.6 million recorded in “Notes payable” on our Consolidated Balance Sheet.

6.                                      Other (Income) Expense, Net

“Other (income) expense, net” includes miscellaneous income and expense items. The components of “Other (income) expense, net” in the Consolidated Statements of Income (Loss) are as follows (in thousands):

	Boise Inc.	Predecessor
	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Changes in supplemental pension plans	$(2,914)	$—	$—	$—
Changes in retiree healthcare programs	—	—	(4,367)	(3,741)
Sales of assets, net	—	(941)	(231)	3,019
Closure costs	—	—	119	—
Project costs	248	—	276	2,771
Other, net	(314)	(48)	61	675
	$(2,980)	$(989)	$(4,142)	$2,724

During the period of February 1 (Inception) through December 31, 2007, “Other (income) expense, net” was zero.

7.                                      Income Taxes

For the year ended December 31, 2008, our effective tax benefit rate was 16.2%. The primary reason for the difference from the federal statutory income tax rate of 35.0% is due to the valuation allowance we recorded during 2008. The effective tax rate for the period of February 1 (Inception) through December 31, 2007, was 45.5%. The primary reason for the difference from the federal statutory income tax rate of 34.0% is due to the effect of state and local income taxes.

During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the majority of the Predecessor businesses and assets were held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. For the separate Predecessor subsidiaries that are taxed as corporations, the effective tax rates were 37.6%, 44.1%, and 37.4%, respectively. During these periods, the primary reason for the difference in tax rates is the effect of state income taxes.

The income tax benefit or provision differs from the amount computed using the federal statutory income tax rate as follows:

	Boise Inc.		Predecessor
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Federal statutory tax rate	35.0%	34.0%	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	3.4	11.5	3.6	6.2	5.6
Nondeductible interest on applicable high-yield discount obligations	(2.1)	—	—	—	—
Valuation allowance	(20.0)	—	—	—	—
Other	(0.1)	—	—	3.9	(2.2)
	16.2%	45.5%	37.6%	44.1%	37.4%

The income tax benefit (provision) shown in the Consolidated Statements of Income (Loss) includes the following:

	Boise Inc.
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007
	(thousands)

Current income tax benefit (provision)
Federal	$(578)	$(2,913)
State	2	(1,762)
Foreign	(15)	—
Total current	(591)	(4,675)
Deferred income tax benefit (provision)
Federal	8,778	85
State	585	—
Foreign	—	—
Total deferred	9,363	85
Total benefit (provision) for income taxes	$8,772	$(4,590)

During the year ended December 31, 2008, cash paid for taxes, net of refunds received, was $1.4 million. During the period of February 1 (Inception) through December 31, 2007, we made $3.4 million of tax payments. During the Predecessor period of January 1 through February 21, 2008, cash paid for taxes, net of refunds received, was immaterial. Cash paid for taxes, net of refunds received, was $2.3 million and $2.8 million during the Predecessor years ended December 31, 2007 and 2006, respectively.

A reconciliation of the statutory U.S. federal tax benefit (provision) and the reported tax benefit (provision) is as follows:

	Boise Inc.
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007
	(thousands)

Statutory tax benefit (provision)	$19,003	$(3,428)
State taxes	1,845	(1,162)
Nondeductible interest on applicable high-yield discount obligations	(1,167)	—
Valuation allowance	(10,884)	—
Other	(25)	—
Reported tax (provision) benefit	$8,772	$(4,590)

At December 31, 2008, we had $0.8 million of alternative minimum tax credits, which may be carried forward indefinitely. At December 31, 2008, we had $34.9 million of federal net operating losses, of which we will carry back $8.6 million to 2007. We will carry forward the remaining loss, which expires in 2028. At December 31, 2008, we had a $2.0 million state net operating loss carryover, which expires between 2013 and 2028. We have placed a valuation allowance on a significant portion of the net operating loss carryovers, as the realization of these benefits is not more likely than not.

The components of the net deferred tax liability/asset in the Consolidated Balance Sheets are as follows:

	Boise Inc. December 31
	2008		2007
	Assets	Liabilities	Assets	Liabilities
	(thousands)

Employee benefits	$73,241	$31	$—	$—
Property and equipment	—	48,989	—	—
Intangible assets and other	395	13,576	—	—
Net operating loss	13,523	—	—	—
Alternative minimum tax	843	—	—	—
Reserves	5,528	—	—	—
Inventories	7,249	—	—	—
Interest on applicable high-yield discount obligations	1,912	—	—	—
Other	2,280	1,901	120	—
Valuation allowance	(44,063)	—	(35)	—
	$60,908	$64,497	$85	$—

At December 31, 2008 and 2007, we had the following deferred tax balances on the Consolidated Balance Sheets:

	Boise Inc. Years Ended December 31
	2008	2007
	(thousands)

Current deferred tax assets, net	$5,318	$85
Noncurrent deferred tax liabilities, net	(8,907)	—
Total deferred tax assets (liabilities), net	$(3,589)	$85

Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2008, we recorded a $10.9 million valuation allowance, related primarily to federal and state net operating losses, because we believe that it is not more likely than not that we will be able to use the net operating loss carry forwards before they expire. At December 31, 2008, we also recorded a $32.9 million and a $0.3 million valuation allowance in “Accumulated other comprehensive income” on our Consolidated Balance Sheet against our pension liability and cash flow hedges, respectively. At December 31, 2007, we recorded a $35,000 valuation allowance against our state and local deferred tax asset, because we believed it was more likely than not that sufficient taxable income would not be generated to fully utilize this asset.

At December 31, 2007, the Predecessor had $661,000 of deferred tax liability related to its separate subsidiaries recorded on the Consolidated Balance Sheet. Because of its pass-through tax structure, the Predecessor recorded tax expense related only to small subsidiaries that are taxed as corporations. At December 31, 2007, the Predecessor’s tax basis was $467.6 million lower than the reported amount of net assets recorded on the Consolidated Balance Sheet due primarily to accelerated depreciation recorded for tax purposes.

Pretax income (loss) from domestic and foreign sources is as follows:

	Boise Inc.
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007
	(thousands)

Domestic	$(54,306)	$10,082
Foreign	11	—
Pretax income (loss)	$(54,295)	$10,082

At December 31, 2008, our foreign subsidiaries had no undistributed earnings that had been indefinitely reinvested.

FIN No. 48

At our inception, we adopted the provisions of FIN No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, and it did not have a significant impact on our financial position or results of operations. At December 31, 2008, we had an insignificant amount of unrecognized tax benefits, none of which would affect our effective tax rate if recognized. We do not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months. Our policy is to recognize interest and penalties on unrecognized tax benefits in “Income tax provision” in the Consolidated Statements of Income (Loss). For the year ended December 31, 2008 and the period of February 1 (Inception) through December 31, 2007, we recognized an insignificant amount of interest and penalties.

In the normal course of business, we are subject to examination by taxing authorities. Boise Inc.’s open tax years are 2007 and 2008.

As part of the purchase price of the Acquisition, Aldabra 2 Acquisition Corp. purchased the stock of two separate corporate entities. These corporations are wholly owned, consolidated entities of Boise Inc. These corporations, in the normal course of business, are subject to examination by taxing authorities, and their open tax years are 2005 through current. The statute of limitations for 2004 expired this year. Any tax adjustments incurred by an examination are the responsibility of Boise Inc. Boise Inc. is currently under audit for one of these corporate entities, Boise Cascade Transportation Holdings Corp., for the 2006 tax year. The audit began at the end of December 2008. We do not expect any material adjustments from this audit.

8.                                      Leases

We lease our distribution centers, as well as other property and equipment, under operating leases. During the Predecessor periods presented, the Predecessor leased its distribution centers, as well as other property and equipment, under operating leases. For purposes of determining straight-line rent expense, the lease term is calculated from the date of possession of the facility, including any periods of free rent and any option periods that are reasonably assured of being exercised. Straight-line rent expense is also adjusted to reflect any allowances or reimbursements provided by the lessor. Rental expense and sublease income for operating leases were as follows (in thousands):

	Boise Inc.		Predecessor
	Year Ended December 31, 2008	February 1 (Inception) Through December 31, 2007	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Rental expense	$13,523	$—	$2,044	$13,314	$11,172
Sublease rental income	—	—	—	5	—

For noncancelable operating leases with remaining terms of more than one year, the minimum lease payment requirements are $12.1 million in 2009, $11.6 million in 2010, $10.7 million in 2011, $9.9 million in 2012, $8.1 million in 2013, and $6.8 million in 2014, with total payments thereafter of $19.2 million. These future minimum lease payment requirements have not been reduced by sublease rentals due in the future under noncancelable subleases. Minimum sublease rental income received in the future is not expected to be material.

Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally,

some agreements contain renewal options averaging seven years, with fixed payment terms similar to those in the original lease agreements.

9.                                      Receivables

We have a large, diversified customer base. A large portion of our uncoated freesheet and office paper sales volume is sold to OfficeMax. Throughout 2008, we (as did the Predecessor) marketed our newsprint through Abitibi Consolidated Sales Corporation (ACSC), an indirect subsidiary of AbitibiBowater Inc. We terminated this arrangement with ACSC in late February 2009, and now market newsprint using our own sales personnel. Sales to OfficeMax and ACSC have represented, and OfficeMax will continue to represent, concentrations in the volumes of business transacted and concentrations of credit risk. At December 31, 2008, we had $30.3 million and $32.4 million of accounts receivable due from OfficeMax and ACSC, respectively. The Predecessor had $36.0 million and $27.9 million of accounts receivable due from OfficeMax and ACSC, respectively, at December 31, 2007.

During the Predecessor periods presented, a large portion of the receivables were used to secure borrowings under Boise Cascade’s accounts receivable securitization program. The Predecessor consolidated financial statements do not include an allocation of the secured borrowings or costs under the program because none of the debt was specifically identified as corporate advances to or borrowings by the Predecessor.

10.                               Goodwill and Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. We account for goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which requires us to assess our acquired goodwill and intangible assets with indefinite lives for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. We assess goodwill and intangible assets with indefinite lives in the fourth quarter of each year using a fair-value-based approach. We also evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives are necessary.

We account for acquisitions using the purchase method of accounting. As a result, we allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of acquisition.

We have not allocated any amounts related to the Acquisition to goodwill. Previously recorded goodwill of the Predecessor of approximately $42.2 million at December 31, 2007, was eliminated as part of the purchase price allocation.

Intangible assets represent the values assigned to the trademark and trade name, customer relationships, and technology in connection with the Acquisition. Customer relationships will be amortized over approximately ten years, and technology will be amortized over five years. The trademark and trade name are not amortized. During the year ended December 31, 2008, intangible asset amortization was $2.3 million. During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, intangible asset amortization was zero, $3.5 million, and $3.6 million, respectively. Our estimated amortization expense is $2.7 million in 2009, 2010, 2011, and 2012, $1.6 million in 2013, and $1.4 million in 2014.

	Boise Inc.
	Year Ended December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(thousands)

Trademark and trade name	$16,800	$—	$16,800
Customer relationships	13,700	(1,142)	12,558
Technology	6,860	(1,143)	5,717
	$37,360	$(2,285)	$35,075

	Predecessor
	Year Ended December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(thousands)

Trade names and trademarks	$15,800	$(599)	$15,201
Customer relationships	11,300	(4,540)	6,760
Noncompete agreements	1,200	(1,200)	—
Technology	5,043	(3,037)	2,006
	$33,343	$(9,376)	$23,967

Intangible assets of the Predecessor totaling $24.0 million at December 31, 2007, were eliminated as part of the purchase price allocations.

Since the Acquisition, the market capitalization of the Company has declined significantly. As of September 30, 2008, this decline was identified as a triggering event to assess the long-lived assets for impairment as outlined in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, we performed an undiscounted cash flow analysis as of September 30, 2008, and determined that the value of our long-lived assets was not impaired. In connection with this analysis, we also reviewed the carrying value of our trademark and trade name that have been classified as nonamortizing intangible assets and determined that the carrying value of these intangible assets was not impaired.

Given the difficult economic conditions that persisted through 2008, we performed our annual impairment assessment for our indefinite-lived intangible assets for all of our segments in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. As the market capitalization of our stock has continued to decline, we have updated our annual impairment assessment to December 31, 2008. Based on the results of our testing, we have concluded that our indefinite-lived intangible assets were not impaired. We have also performed an undiscounted cash flow analysis as of December 31, 2008, and determined that the value of our long-lived assets was not impaired. We also evaluated the remaining useful lives of our customer relationships and technology and determined that no adjustments to the useful lives were necessary.

11.                               Asset Retirement Obligations

We account for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143. We accrue for asset retirement obligations in the period in which they are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

At December 31, 2008, we had $14.3 million of asset retirement obligations recorded on the Consolidated Balance Sheet. At December 31, 2007, the Predecessor had $13.3 million of asset retirement obligations recorded on the Consolidated Balance Sheet. These liabilities related primarily to landfill closure and closed-site monitoring costs. These liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation, and other economic factors. No assets are legally restricted for purposes of settling asset retirement obligations. The table below describes changes to the asset retirement obligations for Boise Inc. for the year ended December 31, 2008, and the Predecessor year ended December 31, 2007 (in thousands):

	Boise Inc.	Predecessor
	December 31, 2008	December 31, 2007
Asset retirement obligation at beginning of period	$—	$10,771
Asset retirement liability recorded in the purchase price allocation	13,655	—
Liabilities incurred	58	—
Accretion expense	921	869
Payments	(542)	(37)
Revisions in estimated cash flows	191	1,700
Asset retirement obligation at end of period	$14,283	$13,303

We have additional asset retirement obligations with indeterminate settlement dates. The fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate the settlement dates of the obligations. These asset retirement obligations include, for example, (i) removal and disposal of potentially hazardous materials related to equipment and/or an operating facility if the equipment and/or facilities were to undergo major maintenance, renovation, or demolition; (ii) wastewater treatment ponds that may be required to be drained and/or cleaned if the related operating facility is closed; and (iii) storage sites or owned facilities for which removal and/or disposal of chemicals and other related materials are required if the operating facility is closed. We will recognize a liability in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

12.                               Debt

At December 31, 2008, our long-term debt and the interest rates on that debt were as follows:

	December 31, 2008
	Amount	Interest Rate
	(thousands)

Revolving credit facility, due 2013	$60,000	4.33%
Tranche A term loan, due 2013	245,313	4.75%
Tranche B term loan, due 2014	471,437	5.75%
Second lien term loan, due 2015	260,700	9.25%
Current portion of long-term debt	(25,822)	5.33%
Long-term debt, less current portion	1,011,628	6.34%
Current portion of long-term debt	25,822	5.33%
	1,037,450	6.31%
15.75% notes payable, due 2015	66,606	15.75%
	$1,104,056

Boise Inc. and the Predecessor had no short- or long-term debt outstanding at December 31, 2007.

Senior Secured Credit Facilities

Our senior secured credit facilities consist of:

•                  A five-year nonamortizing $250.0 million senior secured revolving credit facility with interest at either the London Interbank Offered Rate (LIBOR) plus 325 basis points or a calculated base rate plus 325 basis points (the Revolving Credit Facility and, collectively with the Tranche A Term Loan Facility and the Tranche B Term Loan Facility, the First Lien Facilities);

•                  A five-year amortizing $250.0 million senior secured Tranche A term loan facility with interest at LIBOR plus 325 basis points or a calculated base rate plus 325 basis points (the Tranche A Term Loan Facility);

•                  A six-year amortizing $475.0 million senior secured Tranche B term loan facility with interest at LIBOR plus 350 basis points (subject to a floor of 4.00%) or a calculated base rate plus 250 basis points (the Tranche B Term Loan Facility); and

•                  A seven-year nonamortizing $260.7 million second lien term loan facility with interest at LIBOR plus 700 basis points (subject to a floor of 5.50%) or a calculated base rate plus 600 basis points (the Second Lien Facility and, together with the First Lien Facilities, the Credit Facilities).

All borrowings under the Credit Facilities bear interest at a rate per annum equal to an applicable margin plus a customary base rate or Eurodollar rate. The base rate means, for any day, a rate per annum equal to the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Effective Rate in effect on such day plus 0.50%. In addition to paying interest, the Company pays a commitment fee to the lenders under the Revolving Credit Facility at a rate of 0.50% per annum (which shall be reduced to 0.375% when the leverage ratio is less than 2.25:1.00) times the daily average undrawn portion of the Revolving Credit Facility (reduced by the amount of letters of credit issued and outstanding), which fee will accrue from the Acquisition closing date and shall be payable quarterly in arrears. At December 31, 2008, we had $60.0 million of borrowings outstanding under the Revolving Credit Facility. For the year ended December 31, 2008, the average interest rate for our borrowings under our Revolving Credit Facility was 6.0%. The minimum and maximum borrowings under the Revolving Credit Facility were zero and $80.0 million for the year ended December 31, 2008. The weighted average amount of borrowings outstanding under the Revolving Credit Facility during the year ended December 31, 2008, was $57.6 million. At December 31, 2008, we had availability of $163.6 million, which is net of outstanding letters of credit of $26.4 million, above the amount we had borrowed.

The loan documentation for the Credit Facilities contains, among other terms, representations and warranties, covenants, events of default and indemnification customary for loan agreements for similar leveraged acquisition financings, and other representations and warranties, covenants, and events of default deemed by the administrative agent of the First Lien Facilities or the Second Lien Facility, as applicable, to be appropriate for the specific transaction.

Covenants

The First and Second Lien Facilities require BZ Intermediate Holdings LLC (Holdings), a wholly owned consolidated entity of Boise Inc. and the parent company of Boise Paper Holdings, L.L.C. (the Borrower), and its subsidiaries to maintain financial covenant ratios. At December 31, 2008, Holdings is required to maintain a minimum interest coverage ratio of 2.375:1.00 and a maximum leverage ratio of 4.50:1.00 under the First Lien Facilities. The covenant ratios tighten over time. The interest coverage ratio is defined in our loan agreements at the end of any fiscal quarter as the ratio of (i) consolidated adjusted EBITDA for the four-fiscal-quarter period then ended to (ii) consolidated interest expense payable in cash for such four-fiscal-quarter period. The leverage ratio is defined in our loan agreements at the end of any fiscal quarter as the ratio of (i) consolidated total debt as of such day to (ii) consolidated adjusted EBITDA for the four-fiscal-quarter period ending on such date. Differences between our financial statements and Holdings’ financial statements are related primarily to notes payable held by Boise Inc. and the related interest expense on those notes, interest income, income taxes, and other miscellaneous expenses.

The Credit Facilities also limit the ability of Holdings and its subsidiaries to make capital expenditures, generally to $150 million per year.

Guarantees

The Company’s obligations under its Credit Facilities are guaranteed by each of the Borrower’s existing and subsequently acquired domestic (and, to the extent no material adverse tax consequences to Holdings or Borrower would result therefrom and as reasonably requested by the administrative agent under each Credit Facility, foreign) subsidiaries and Holdings (collectively, the Guarantors). The First Lien Facilities are secured by a first-priority security interest in substantially all of the real, personal, and mixed property of Borrower and the Guarantors, including a first-priority security interest in 100% of the equity interests of Borrower and each domestic subsidiary of Holdings, 65% of the equity interests of each of Holdings’ foreign subsidiaries (other than Boise Hong Kong Limited so long as Boise Hong Kong Limited does not account for more than $2.5 million of consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA) during any fiscal year of Borrower), and all intercompany debt. The Second Lien Facility is secured by a second-priority security interest in substantially all of the real, personal, and mixed property of Borrower and the Guarantors, including a second-priority security interest in 100% of the equity interests of Borrower and each domestic subsidiary of Holdings, 65% of the equity interests of each of Holdings’ foreign subsidiaries (other than Boise Hong Kong Limited so long as Boise Hong Kong Limited does not account for more than $2.5 million of consolidated EBITDA during any fiscal year of Borrower), and all intercompany debt.

Prepayments

In the event all or any portion of the Tranche B Term Loan Facility is repaid pursuant to any voluntary prepayments or mandatory prepayments with respect to asset sale proceeds or proceeds received from the issuance of debt prior to the second anniversary of the Acquisition closing date, such repayments will be made at (a) 102.0% of the amount repaid if such repayment occurs prior to the first anniversary of the Acquisition closing date and (b) 101.0% of the amount repaid if such repayment occurs on or after the first anniversary of the Acquisition closing date and prior to the second anniversary of the Acquisition closing date.

Subject to the provisions of the intercreditor agreement between the First Lien Facility and the Second Lien Facility, in the event the Second Lien Facility is prepaid as a result of a voluntary or mandatory prepayment (other than as a result of a mandatory prepayment with respect to insurance/condemnation proceeds or excess cash flow) at any time prior to the third anniversary of the Acquisition closing date, Borrower shall pay a prepayment premium equal to the “make-whole premium” described below.

At any time after the third anniversary of the Acquisition closing date and prior to the sixth anniversary of the Acquisition closing date, subject to the provisions of the First Lien Facilities, the Second Lien Facility may be prepaid in whole or in part subject to the “call premium” described below, provided that loans bearing interest with reference to the reserve-adjusted Eurodollar rate will be prepayable only on the last day of the related interest period unless Borrower pays any related breakage costs.

With respect to a Second Lien Facility loan on any date of prepayment, the “make-whole premium” means the present value of (a) all required interest payments due on such Second Lien Facility loan from the date of prepayment through and including the make-whole termination date, excluding accrued interest (assuming that the interest rate applicable to all such interest is the LIBOR swap rate at the close of business on the third business day prior to the date of such prepayment with the termination date nearest to the make-whole termination date plus 7.00%) plus (b) the prepayment premium that would be due if such prepayment were made on the day after the make-whole termination date, in each case discounted to the date of prepayment on a quarterly basis (assuming a 360-day year and actual days elapsed) at a rate equal to the sum of such swap rate plus 0.50%.

The “call premium” means that in the event all or any portion of the Second Lien Facility is repaid as a result of a voluntary prepayment or mandatory prepayment with respect to asset sale proceeds or proceeds received from the issuance of debt after the third anniversary of the Acquisition closing date and prior to the sixth anniversary of the Acquisition closing date, such repayments will be made at (i) 105.0% of the amount repaid if such repayment occurs on or after the third anniversary of the Acquisition closing date and prior to the fourth anniversary of the Acquisition closing date, (ii) 103.0% of the amount repaid if such repayment occurs on or after the fourth anniversary of the Acquisition closing date and prior to the fifth anniversary of the Acquisition closing date, and (iii) 101.0% of the amount repaid if such repayment occurs on or after the fifth anniversary of the Acquisition closing date and prior to the sixth anniversary of the Acquisition closing date.

Other Provisions

Subject to specified exceptions, the Credit Facilities require that the proceeds from certain asset sales, casualty insurance, certain debt issuances, and 75% (subject to step-downs based on certain leverage ratios) of the excess cash flow for each fiscal year must be used to pay down outstanding borrowings. As of December 31, 2008, required debt principal repayments under the Credit Facilities, including those from excess cash flows, total $25.8 million in 2009. Of this amount,

$15.7 million is from our scheduled repayments and $10.1 million relates to excess cash flows. Our debt principal repayment requirements are $21.9 million in 2010, $43.7 million in 2011, $133.8 million in 2012, $103.8 million in 2013, and $708.5 million thereafter.

Notes Payable

In connection with the Acquisition, Boise Inc. issued a $41.0 million subordinated promissory note to Boise Cascade. After the Acquisition, and pursuant to the purchase agreement, the note was amended to increase the amount payable to $58.3 million effective February 22, 2008. The increase of the note reflects $17.3 million of postclosing working capital adjustments in Boise Cascade’s favor. With the exception of our subsidiaries that are party to the Credit and Guaranty Agreement dated as of February 22, 2008, each of our current and future domestic subsidiaries are joint and several obligors under this note, as reflected by a Subordinated Guaranty Agreement, which guarantees our obligations under the note.

After the transaction, Boise Cascade transferred the note payable to its parent, Boise Cascade Holdings, L.L.C., and on June 10, 2008, Boise Cascade Holdings, L.L.C., sold the note payable to eight individual parties for $53.8 million, including accrued interest but before transaction costs. The full amount of the original note, as amended, together with accrued and unpaid interest from March 31, 2008, is now represented by eight separate notes payable, each with terms (other than the amount) identical to the original note payable. Because none of the eight holders of the notes is related to either Boise Inc. or Boise Cascade, we no longer record the notes as related-party notes on our Consolidated Balance Sheet.

The notes bear interest at 15.75% per annum (computed on the basis of a 360-day year) payable quarterly (each such quarterly payment date, an Interest Payment Date). To the extent interest is not paid in cash, interest will be added to the principal amount of the notes on each Interest Payment Date. The notes mature on August 21, 2015, provided that if such date is more than 181 days after the scheduled maturity date of the indebtedness under the Credit Facilities, then the maturity date shall automatically be deemed to be 181 days after the latest maturity date of any such indebtedness. At maturity, the amount of the notes will be approximately $185.6 million, assuming none of the interest has been paid in cash.

We may prepay the notes at any time in whole or in part, without premium or penalty, subject to any restrictions contained in our senior credit facilities. We must prepay the notes upon the occurrence of the following events: (i) a change of control (as defined in the Credit Facilities), (ii) a sale or transfer of 50% or more of the company’s assets, and (iii) events of default (as provided in the notes). We must use the proceeds from the sale of equity or debt securities or borrowings to repay the notes, subject to any restrictions contained in our senior credit facilities.

Other

At December 31, 2008, we had $72.6 million of costs recorded in “Deferred financing costs” on our Consolidated Balance Sheet related to the Acquisition. The amortization of these costs is recorded in interest expense using the effective interest method over the life of the loans. We recorded $9.3 million of amortization expense for the year ended December 31, 2008, in “Interest expense” in our Consolidated Statements of Income (Loss).

In April 2008, we entered into interest rate derivative instruments to hedge a portion of our interest rate risk as required under the terms of the First Lien Facilities. At December 31, 2008, we had $1,037.5 million of variable-rate debt outstanding, of which $685.0 million was hedged using interest rate derivatives. At December 31, 2008, our average effective interest rate was not affected by our interest rate derivatives, as the effective cap rates were above the interest rates on the hedged debt. For additional information on our interest rate derivatives, see Note 13, Financial Instruments.

For the year ended December 31, 2008, cash payments for interest, net of interest capitalized, were $72.8 million. No payments were made during the period of February 1 (inception) through December 31, 2007, or the Predecessor period of January 1 through February 21, 2008, and the year ended December 31, 2007.

13.                               Financial Instruments

We are exposed to market risks, including changes in interest rates, energy prices, and foreign currency exchange rates.

Interest Rate Risk

With the exception of the 15.75% notes payable maturing in August 2015, our debt is variable-rate debt. At December 31, 2008, the estimated value of the notes payable, based on then-current interest rates for similar obligations with like maturities, was approximately $37.6 million less than the amount recorded on our Consolidated Balance Sheet. At December 31, 2008, the estimated value of our variable-rate debt, based on then current interest rates for similar obligations with like maturities, was approximately $351.6 million less than the amount recorded on our Consolidated Balance Sheet. The fair value of long-term debt is estimated based on quoted market prices for the same or similar issues or on the discounted value of the future cash flows expected to be paid using incremental rates of borrowing for similar liabilities.

In April 2008, we entered into interest rate derivative instruments to hedge a portion of our interest rate risk as required under the terms of the First Lien Facilities. At December 31, 2008, we had $1,037.5 million of variable-rate debt outstanding, of which $685.0 million was hedged using interest rate derivatives. We purchased interest rate caps with a term of three years and a cap rate of 5.50% on a notional amount of $260.0 million to hedge the interest rate on our Second Lien Facility. We also purchased interest rate caps to hedge part of the interest rate risk on our Tranche B Term Loan Facility with a LIBOR cap rate of 5.00% on a notional amount of $425.0 million for the period of April 21, 2008, through March 31, 2009; a notional amount of $350.0 million for the period of March 31, 2009, through March 31, 2010; and a notional amount of $300.0 million for the period of March 31, 2010, through March 31, 2011.

Second Lien Facility.  We account for the interest rate derivatives with a notional amount of $260.0 million that hedge our exposure to interest rate fluctuations on our Second Lien Facility as economic hedges. At December 31, 2008, we recorded the fair value of the interest rate derivatives, or $0.1 million, in “Other assets” on our Consolidated Balance Sheet. During the year ended December 31, 2008, we recorded the change in fair value of these derivatives, or $0.5 million of expense, in “Change in fair value of interest rate derivatives” in our Consolidated Statement of Income (Loss). During the year ended December 31, 2008, we recorded $0.2 million in “Interest expense” for the amortization of the premiums paid for the interest rate derivatives.

First Lien Facility.  We account for the interest rate derivatives that hedge part of the interest rate risk on our Tranche B Term Loan Facility as cash flow hedges. These derivatives have a cap rate of 5.00% on a notional amount of $425.0 million for the period of April 21, 2008, through March 31, 2009; a notional amount of $350.0 million for the period of March 31, 2009, through March 31, 2010; and a notional amount of $300.0 million for the period of March 31, 2010, through March 31, 2011. At December 31, 2008, we recorded the fair value of the interest rate derivatives, or $0.2 million, in “Other assets” on our Consolidated Balance Sheet. During the year ended December 31, 2008, we recorded the change in fair value of these derivatives, or a $0.8 million loss, in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. No amounts were reclassified to interest expense. During the year ended December 31, 2008, we recorded $0.4 million in “Interest expense” for the amortization of the premiums paid for the interest rate derivatives. At December 31, 2008, there was no ineffectiveness related to these hedges.

Effective December 31, 2008, we began utilizing the calculated base rate plus 250 basis points on the Tranche B Term Loan Facility rather than the LIBOR plus 350 basis points (subject to a floor of 4.00%) used prior to December 31, 2008. As the interest rate on this debt no longer matches the rate on the interest rate derivatives used to hedge a portion of that debt, we no longer designate the interest rate derivatives as cash flow hedges and will account for them as economic hedges. The amounts recorded in “Accumulated other comprehensive income” on our Consolidated Balance Sheet will be amortized to interest expense over the remaining life of the interest rate derivatives. Changes in the fair value of these derivatives will be recorded in “Change in fair value of interest rate derivatives” in our Consolidated Statements of Income (Loss).

Energy Risk

We enter into natural gas swaps, options, or a combination of these instruments to hedge the variable cash flow risk of natural gas purchases at index prices. As of December 31, 2008, we had entered into derivative instruments related to approximately 72% of our forecasted natural gas purchases for the period of January through February 2009, approximately 62% of our forecasted natural gas purchases for March 2009, approximately 60% of our forecasted natural gas purchases from April 2009 through October 2009, approximately 18% of our forecasted natural gas purchases from November 2009 through March 2010, and approximately 8% of our forecasted natural gas purchases from April 2010 through October 2010. These derivatives include three-way collars, call spreads, and swaps.

A three-way collar is a combination of options: a written put, a purchased call, and a written call. The purchased call establishes a maximum price unless the market price exceeds the written call, at which point the maximum price would be New York Mercantile Exchange (NYMEX) price less the difference between the purchased call and the written call strike price. The written put establishes a minimum price (the floor) for the volumes under contract. The strategy enables us to decrease the floor and the ceiling price of the collar beyond the range of a traditional collar while offsetting the associated cost with the sale of the written call. The following table summarizes our position related to these instruments as of December 31, 2008:

	Three-Way Collar
	January 2009 Through March 2009		April 2009 Through October 2009		November 2009 Through March 2010		April 2010 Through October 2010
Volume hedged	1,000 mmBtu/day	1,000 mmBtu/day	1,000 mmBtu/day	7,000 mmBtu/day	6,000 mmBtu/day	500 mmBtu/day	2,500 mmBtu/day

Strike price of call sold	$14.00	$14.00	$14.00	$12.00	$12.00	$12.00	$12.00
Strike price of call bought	11.00	11.00	11.00	9.00	9.00	9.00	9.00
Strike price of put sold	10.05	6.38	6.50	6.50	6.50	6.00	6.15
Three-way collar premium	—	—	0.095	0.176	0.166	—	—
Approximate percent hedged	3%	3%	3%	23%	16%	1%	8%

A call spread is a combination of a purchased call and a written call. The purchased call establishes a maximum price unless the market exceeds the written call, at which point the maximum price would be the NYMEX price, less the difference between the purchased call and the written call strike price plus any applicable net premium associated with the two options. The following table summarizes our position related to these instruments as of December 31, 2008:

	Call Spreads
	January 2009 Through March 2009	April 2009 Through October 2009
Volume hedged	21,000 mmBtu/day	10,000 mmBtu/day
Strike price of call sold	$15.00	$15.00
Strike price of call bought	10.50	10.50
Net cap premium	1.27	0.84
Approximate percent hedged	57%	33%

A swap fixes the price of the volumes under contract by paying our counterparty a fixed price for such volumes and receiving the variable NYMEX price for each month from our counterparty. The following table summarizes our position related to fixed-price swap instruments as of December 31, 2008:

Swaps
January 2009 Through February 2009
Volume hedged	3,500 mmBtu/day
Fixed price	$7.69
Approximate percent hedged	9%

We have elected to account for these instruments as economic hedges. At December 31, 2008, we recorded the fair value of the derivatives, or $7.3 million, in “Accrued liabilities, Other” on our Consolidated Balance Sheet. During the year ended December 31, 2008, we recorded the change in fair value of the instruments, or $7.4 million of expense, in “Materials, labor, and operating expenses” in our Consolidated Statements of Income (Loss).

Foreign Currency Risk

While we are exposed to foreign currency risk in our operations, none of this risk was material to our financial position or results of operations as of December 31, 2008.

Predecessor

During the Predecessor periods presented, Boise Cascade occasionally used interest rate swaps to hedge variable interest rate risk. Because debt and interest costs were not allocated to the Predecessor, the effects of the interest rate swaps were not included in the Predecessor consolidated financial statements.

Fair Value Measurements

In accordance with the provisions of FSP No. 157-2 (see New and Recently Adopted Accounting Standards in Note 2, Summary of Significant Accounting Policies), we have applied the provisions of SFAS No. 157 only to our financial assets and liabilities recorded at fair value, which consist of financial instruments that are used to hedge exposures to interest rate and energy risks. For these financial instruments, fair value is determined at each balance sheet date based on LIBOR rates and interest rate curves and NYMEX price quotations, respectively, under the terms of the contracts using current market information as of the reporting date. The following table provides a summary of the inputs used to develop these estimated fair values under the hierarchy defined in SFAS No. 157:

	Fair Value Measurements at December 31, 2008, Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(thousands)

Assets:
Interest rate derivatives (a)	$341	$—	$341	$—
	$341	$—	$341	$—
Liabilities:
Energy derivatives (b)	$7,324	$—	$7,324	$—
	$7,324	$—	$7,324	$—

(a)                                  Includes $0.3 million recorded in “Other assets” on our Consolidated Balance Sheet.

(b)                                 Includes $7.3 million recorded in “Accrued Liabilities, Other” on our Consolidated Balance Sheet.

As of December 31, 2008, we did not have any fair value measurements using significant unobservable inputs (level 3).

Tabular Disclosure of the Fair Values of Derivative Instruments and the Effect of Those Instruments

Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(thousands)
Derivatives designated as cash flow hedging instruments
Interest rate contracts	Other assets	$250	Accrued liabilities	$—
Total derivatives designated as cash flow hedging instruments		$250		$—
Derivatives designated as economic hedging instruments (a)
Interest rate contracts	Other assets	$91	Accrued liabilities	$—
Natural gas contracts	Other assets	—	Accrued liabilities	7,324
Total derivatives designated as economic hedging instruments		$91		$7,324
Total Derivatives		$341		$7,324

(a)                                  See discussion above for additional information on our purpose for entering into derivatives designated as economic hedges and our overall risk management strategies.

The Effect of Derivative Instruments on the Consolidated Statement of Income (Loss) for the Year Ended December 31, 2008
Derivatives Designated as Cash Flow Hedging Instruments	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Derivatives Designated as Economic Hedging Instruments (a)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
(thousands)
Interest rate contracts	$(760)	Interest income/expense	$—	Interest rate contracts	Change in fair value of interest rate derivatives	$(479)
				Natural gas contracts	Materials, labor, and other operating expenses	(7,445)
	$(760)		$—			$(7,924)

(a)                                  See discussion above for additional information on our purpose for entering into derivatives designated as economic hedges and our overall risk management strategies.

14.                               Retirement and Benefit Plans

During all of the periods presented, some of our employees participated in our retirement plans and some of the Predecessor’s employees participated in Boise Cascade’s retirement plans. These plans consist of noncontributory defined benefit pension plans, contributory defined contribution savings plans, deferred compensation plans, and postretirement healthcare benefit plans. Compensation expense was calculated based on costs directly attributable to our employees and, in the case of the Predecessor employees of the Paper Group, an allocation of expense related to corporate employees that serviced all Boise Cascade business units.

Some of our employees participate in noncontributory defined benefit pension plans that were either transferred from or spun off from Boise Cascade. The salaried defined benefit pension plan is available only to employees who were formerly employed by OfficeMax before November 2003. The pension benefit for salaried employees is based primarily on the employees’ years of service and highest five-year average compensation. The benefit for hourly employees is generally based on a fixed amount per year of service. The Predecessor treated participants in these plans as participants in multiemployer plans. Accordingly, the Predecessor did not reflect any assets or liabilities related to the noncontributory defined benefit pension plans on its Consolidated Balance Sheet. The Predecessor did, however, record costs associated with the employees who participated in these plans in its Consolidated Statements of Income (Loss). Expenses attributable to participation in noncontributory defined benefit plans for the year ended December 31, 2008, and the Predecessor period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, were $8.3 million, $1.8 million, $13.1 million, and $14.4 million, respectively.

Some of our and the Predecessor’s employees participated in contributory defined contribution savings plans, which covered most of our salaried and hourly employees. Expenses related to matching contributions attributable to participation in contributory defined contribution savings plans for the year ended December 31, 2008, and the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, were $8.4 million, $2.1 million, $9.3 million, and $7.5 million, respectively. Employees that are not eligible to participate in the noncontributory defined benefit pension plans are eligible for additional discretionary company matching contributions based on a percentage approved each plan year.

Some of our and the Predecessor’s employees participated in deferred compensation plans, in which key managers and nonaffiliated directors may irrevocably elect to defer a portion of their base salary and bonus or director’s fees until termination of employment or beyond. A participant’s account is credited with imputed interest at a rate equal to 130% of Moody’s composite average of yields on corporate bonds. In addition, participants other than directors may elect to receive their company matching contributions in the deferred compensation plan in lieu of any matching contribution in the contributory defined contribution savings plan. The deferred compensation plans are unfunded; therefore, benefits are paid from general assets of the company. At December 31, 2008, we had $0.6 million of liabilities attributable to participation in our new deferred compensation plan, which was effective on April 1, 2008, on our Consolidated Balance Sheet. At December 31, 2007, the Predecessor had $3.8 million of liabilities attributable to participation in Boise Cascade’s deferred compensation plan recorded on the Predecessor’s Consolidated Balance Sheet. This liability is not an obligation of Boise Inc. and was not recorded on our Consolidated Balance Sheet at December 31, 2008.

Some of our and the Predecessor’s employees participated in Boise Cascade’s postretirement healthcare benefit plans. The type of retiree healthcare benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. All of the postretirement healthcare plans are unfunded. In 2007 and 2006, the Predecessor communicated to employees changes to the retiree healthcare programs. The Predecessor discontinued healthcare coverage for most of the post-65 retirees. In addition, the Predecessor eliminated the company subsidy for some of the pre-65 hourly retirees. This change shifts retiree medical costs to the plan participants. As a result of this change, the Predecessor recorded a $4.4 million and $3.7 million gain in the Consolidated Statements of Income (Loss) for the years ended December 31, 2007 and 2006. The postretirement benefit plans have a December 31 measurement date.

In December 2008, we amended our defined benefit pension plan for salaried employees (Salaried Plan). This amendment freezes the accumulation of benefits and years of service for participants of the Salaried Plan effective April 15, 2009. This amendment also freezes benefits in the Boise Inc. Supplemental Plan (SUPP) and the Boise Inc. Supplemental Early Retirement Plan for Executive Officers (SERP). Because the Salaried Plan has unrecognized losses, the curtailment gain associated with this amendment was applied to partially offset those losses in accordance with SFAS 88, Employers’ Accounting for Settlements of Defined Benefit Pension Plans and for Termination Benefits. However, we have recognized a $2.9 million gain on our SUPP and SERP plans, because the curtailment gain exceeded our existing unrecognized losses. This gain is recognized in “Other (income) expense, net” in our Consolidated Statements of Income (Loss) for the year ended December 31, 2008.

Obligations and Funded Status of Postretirement Benefits and Pensions

The Predecessor treated participants in its pension plans as participants in multiemployer plans; accordingly, the Predecessor has not reflected any assets or liabilities related to the noncontributory defined benefit pension plans on its Consolidated Balance Sheet at December 31, 2007. In connection with the Acquisition, we have treated the pension and postretirement benefit plans as company-sponsored plans and have measured the benefit obligation and funded status as of February 22, 2008. The funded status changes from period to period based on the investment return from plan assets, contributions, benefit payments, and the discount rate used to measure the obligation. The funded status of the pension and postretirement plans recorded in connection with the Acquisition is shown in the table below as of February 22, 2008 (in thousands):

	Pension Benefits	Other Benefits
Projected benefit obligation	$(379,390)	$(2,723)
Market value of assets	323,640	—
Over (under) funded status	$(55,750)	$(2,723)

The accumulated benefit obligation for pension benefits at February 22, 2008, was $339.1 million.

The following table, which includes only company-sponsored plans, reconciles the beginning balance at February 22, 2008, and ending balances at December 31, 2008, of our benefit obligation. It also shows the fair value of plan assets and aggregate funded status of our plans.

	Pension Benefits	Other Benefits
	2008
	(thousands)
Change in benefit obligation
Benefit obligation at February 22, 2008	$379,390	$2,723
Service cost	9,226	3
Interest cost	20,881	98
Amendments	364	(77)
Actuarial loss	31,715	—
Closure and curtailment gain	(37,473)	—
Benefits paid	(7,411)	(257)
Benefit obligation at December 31, 2008	$396,692	$2,490
Change in plan assets
Fair value of plan assets at February 22, 2008	$323,640	$—
Actual return on plan assets	(68,210)	—
Employer contributions	65	—
Benefits paid	(7,411)	—
Fair value of plan assets at December 31, 2008	$248,084	$—
Over (under) funded status	$(148,608)	$(2,490)
Amounts recognized on our Consolidated Balance Sheet
Noncurrent assets	$—	$—
Current liabilities	(1,317)	(670)
Noncurrent liabilities	(147,291)	(1,820)
Net amount recognized	$(148,608)	$(2,490)

Amounts recognized in Accumulated Other Comprehensive (Income) Loss for the year ended December 31, 2008, consist of:

	Pension Benefits	Other Benefits
	(thousands)
Net (gain) loss	$84,600	$(42)
Prior service cost	364	—
Net amount recognized	$84,964	$(42)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $396.7 million, $393.2 million, and $248.1 million, respectively, as of December 31, 2008.

The accumulated benefit obligation for all defined benefit pension plans was $393.2 million at December 31, 2008.

Components of Net Periodic Benefit Cost and Other Comprehensive (Income) Loss

The components of net periodic benefit cost and other comprehensive (income) loss are as follows (in thousands):

	Pension Benefits				Other Benefits
	Boise Inc.	Predecessor	Predecessor	Predecessor	Boise Inc.	Boise Inc.	Predecessor	Predecessor
	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Service cost	$9,226	$1,566	$12,103	$13,040	$3	$—	$75	$212
Interest cost	20,881	3,458	22,718	19,098	98	18	230	368
Expected return on plan assets	(20,398)	(3,452)	(23,173)	(19,214)	—	—	—	—
Amortization of actuarial (gain) loss	—	(21)	271	155	—	(12)	(34)	—
Amortization of prior service costs and other	—	194	1,190	490	—	—	—	—
Plan settlement curtailment (gain) loss	(1,749)	—	(46)	822	—	—	—	—
Company-sponsored plans	7,960	1,745	13,063	14,391	101	6	271	580
Multiemployer plans	327	75	—	—	—	—	—	—
Net periodic benefit costs	$8,287	$1,820	$13,063	$14,391	$101	$6	$271	$580
Changes in plan assets and benefit obligations recognized in other comprehensive (income) loss
Net (gain) loss	$84,600	$—	$—	$—	$(42)	$—	$—	$—
Prior service cost	364	—	—	—	—	—	—	—
Amortization of actuarial gain (loss)	—	—	—	—	—	—	—	—
Amortization of prior service cost	—	—	—	—	—	—	—	—
Total recognized in other comprehensive (income) loss	84,964	—	—	—	(42)	—	—	—
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$93,251	$1,820	$13,063	$14,391	$59	$6	$271	$580

In 2009, we estimate net periodic pension expense will be $9.6 million. The 2009 net periodic pension expense will include $0.3 million of net loss that will be amortized from “Accumulated Other Comprehensive Income (Loss).”

Assumptions

The assumptions used in accounting for the plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used in the measurement of our benefits obligation:

	Pension Benefits		Other Benefits
	Boise Inc.		Boise Inc.		Predecessor
	December 31, 2008	February 22, 2008	December 31, 2008	February 22, 2008	December 31, 2007
Weighted average
Discount rate	6.20%	6.50%	5.70%	5.50%	5.75%
Rate of compensation increase	4.25%	4.25%	—%	—%	—%

The following table presents the assumptions used in the measurement of net periodic benefit cost:

	Pension Benefits				Other Benefits
	Boise Inc.	Predecessor	Predecessor	Predecessor	Boise Inc.	Predecessor	Predecessor	Predecessor
	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2008	January 1 Through February 21, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Weighted average assumptions as of the last day in the presented period
Discount rate	6.50%	6.40%	5.90%	5.60%	5.70%	5.50%	5.75%	5.40%
Expected long-term rate of return on plan assets	7.25%	7.25%	7.25%	7.25%	—%	—%	—%	—%
Rate of compensation Increase	4.25%	4.25%	4.25%	4.25%	—%	—%	—%	—%

Discount Rate Assumption.  In all periods presented, the discount rate assumption was determined using a spot rate yield curve constructed to replicate Aa-graded corporate bonds. The plan’s projected cash flows were duration- matched to this yield curve to develop an appropriate discount rate.

Asset Return Assumption.  The expected long-term rate of return on plan assets was based on a weighted average of the expected returns for the major investment asset classes. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product, earnings growth, and other economic factors. The weights assigned to each asset class were based on the investment strategy. The weighted average expected return on plan assets we will use in our calculation of 2009 net periodic benefit cost is 7.25%.

Rate of Compensation Increases.  This assumption reflects the long-term actual experience, the near-term outlook, and assumed inflation.

The following table presents our assumed healthcare cost trend rates at December 31, 2008, and the Predecessor’s at December 31, 2007:

	2008	2007
Weighted average assumptions:
Healthcare cost trend rate assumed for next year	9.00%	9.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017

Assumed healthcare cost trend rates affect the amounts reported for the healthcare plans. At December 31, 2008, a one-percentage-point change in our assumed healthcare cost trend rate would not significantly affect our total service or interest costs or our postretirement benefit obligation.

Plan Assets

Our pension plan asset allocations by asset category at December 31, 2008, are as follows:

Asset Category	Plan Assets at December 31, 2008
U.S. equity securities	44%
International equity securities	12%
Fixed-income securities	44%
100%

Our Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of our investment policy. The investment policy is structured to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses, in order to enable the plans to satisfy their benefit payment obligations over time. We have retained Russell Investments (Russell) to oversee the management of our pension investments through its manager of managers program in order to achieve broad diversification in a cost-effective manner. As of December 31, 2008, our investment policy governing our relationship with Russell allocated 45% to long-duration fixed-income securities (three managers), 35% to large-capitalization U.S. equity securities (ten managers utilized in the Russell large-capitalization U.S. equity fund as of December 31, 2008), 12% to international equity securities (nine managers), and 8% to small- and mid-capitalization U.S. equity securities (ten managers). Our arrangement with Russell calls for monthly rebalancing to the policy targets noted above.

Cash Flows

In connection with the Acquisition, Boise Cascade transferred sufficient assets to fund Boise Inc.’s accumulated benefit obligation at a 6.5% discount rate, and as a result, we were not required to and did not make contributions to the qualified pension plans during 2008. Pension funding requirements depend in part on returns on plan assets. As of December 31, 2008, our pension assets had a market value of $248 million, compared with $324 million as of February 22, 2008, the date we assumed the obligation for these plans. Assuming a rate of return on plan assets of 7.25% in 2009 and 2010, we estimate that we would be required to contribute $4.1 million in 2009 and approximately $38 million in 2010, which includes the impact of the pension plan freeze. The amount of required contributions will depend, among other things, on actual returns on plan assets, changes in our plan asset return assumptions, changes in interest rates which affect our discount rate assumptions, changes in pension funding requirement laws, and modifications to our plans. Our estimates may change materially depending upon the impact of these and other factors. Recent declines in the global equity markets may require us to make larger than previously anticipated contributions to our pension plans. We may also elect to make additional voluntary contributions in any year, which could reduce the amount of required contributions in future years. For the year ended December 31, 2008, we made no cash contributions to our qualified pension plans; however, we made cash contributions and certain benefit payments to our nonqualified pension plans and other postretirement benefit plans totaling $0.6 million. In 2009, we are required to make a $4.1 million minimum contribution to our pension plans.

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid. Qualified pension benefit payments are paid from plan assets, while nonqualified pension and other benefit payments are paid by the company.

	Pension Benefits	Other Benefits
	(thousands)
2009	$13,295	$672
2010	14,430	430
2011	16,582	276
2012	19,070	200
2013	21,253	163
Years 2014-2018	133,565	414

15.          Stockholders’ Equity

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock with such designations, voting, and other rights and preferences as may be determined from time to time by the board of directors. No shares were issued or outstanding at December 31, 2008 and 2007.

Common Stock

We are authorized to issue 250,000,000 shares of common stock, of which 79,716,130 shares were issued and outstanding at December 31, 2008. Of these shares outstanding, 2,426,100 shares were restricted stock (discussed below). At December 31, 2007, we had 51,750,000 shares of common stock issued and outstanding, of which 16,555,860 shares were subject to possible conversion.

On February 5, 2008, stockholders owning 12,543,778 shares exercised their conversion rights and voted against the Acquisition. Such stockholders were entitled to receive their per-share interest in the proceeds from our initial public offering, which had been held in trust. Of these 12,543,778 shares, 12,347,427 shares were presented for conversion. The remaining shares not presented remain outstanding. At December 31, 2007, cash held in trust was $403,989,389. In connection with the Acquisition, we paid $120,169,890 from our cash held in trust to these stockholders. The remaining cash held in trust was used to effect the Acquisition.

Warrants

In connection with our public offering in June 2007, we issued 41,400,000 units (the Units). Each Unit consists of one share of our common stock and one Redeemable Common Stock Purchase Warrant (the Warrants). Each Warrant entitles the holder to purchase one share of common stock at an exercise price of $7.50, commencing on the later of the completion of a business combination and one year from the effective date of the public offering and expiring four years from the effective date of the public offering. We may redeem the Warrants, at a price of $0.01 per Warrant, upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30-trading-day period ending on the third day prior to the date on which notice of redemption is given. In June 2008, we filed a posteffective amendment on Form S-1 to register the shares of our common stock covered by these Warrants.

Simultaneously with the consummation of the public offering, Aldabra 2 Acquisition Corp.’s chairman and chief executive officer privately purchased a total of 3,000,000 Warrants (the Insider Warrants) at $1.00 per Warrant (for an aggregate purchase price of $3,000,000). The amount paid for the Warrants approximated fair value on the date of issuance. All of the proceeds received from these purchases were placed in cash held in trust. The Insider Warrants purchased were identical to the Warrants underlying the Units issued in the public offering except that the Warrants may not be called for redemption and the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option, so long as such securities are held by such purchaser or his affiliates. At December 31, 2008, including 3,000,000 Insider Warrants, 44,400,000 Warrants were outstanding.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the following:

	Cash	Unfunded Accumulated Benefit Obligation		Accumulated Other
	Flow Hedges	Actuarial Loss (a)	Prior Service Cost (a)	Comprehensive Income (Loss)
(thousands)
Balance at December 31, 2007, net of taxes	$—	$—	$—	$—
Current-period changes, before taxes	(760)	(84,558)	(364)	(85,682)
Reclassifications to earnings, before taxes	—	—	—	—
Income taxes	—	—	—	—
Balance at December 31, 2008, net of taxes	$(760)	$(84,558)	$(364)	$(85,682)

(a)           The 2009 net periodic pension expense will include $0.3 million of net loss that will be amortized from “Accumulated Other Comprehensive Income (Loss).”

Restricted Stock and Restricted Stock Units

In May 2008, pursuant to the Boise Inc. Incentive and Performance Plan (the Plan), we granted to directors and members of management 2.5 million shares of restricted stock and 0.6 million restricted stock units (collectively restricted stock). The restricted stock grants include both service-condition vesting and market-condition vesting awards. Of the 3.1 million shares of restricted stock granted, 1.2 million were service-condition vesting awards, and 1.9 million were market-condition vesting awards. The weighted-average grant-date fair values of the restricted stock were $4.16 per share for the service-condition vesting awards and $1.75 per share for the market-condition vesting awards. We account for awards granted under the Plan in our consolidated financial statements in accordance with SFAS No. 123(R).

In accordance with SFAS No. 123(R), we evaluate share-based compensation on a quarterly basis based on our estimate of expected restricted stock forfeiture, review of recent forfeiture activity, and expected future turnover. We recognize the effect of adjusting the forfeiture rate for all expense amortization in the period that we change the forfeiture estimate. The effect of forfeiture adjustments during the year ended December 31, 2008, was zero.

Market-Condition Vesting Awards

Members of management were granted 1.9 million shares of restricted stock, which are subject to market-based vesting restrictions, as described below. Of this 1.9 million, 0.7 million will vest on February 28, 2011, if the closing price of Boise Inc. stock has been at least $10 per share for at least 20 trading days in any period of 30 consecutive trading days between the grant date and February 28, 2011. The weighted-average grant-date fair value of these awards was $2.03 per share. The remaining 1.2 million shares of the restricted stock grants will vest on February 28, 2011, if the closing price of Boise Inc. stock has been at least $12.50 per share for at least 20 trading days in any period of 30 consecutive trading days between the grant date and February 28, 2011. The weighted-average grant-date fair value of these awards was $1.57 per share. Any shares not vested on February 28, 2011, will be forfeited. Additionally, members of management must be employed by Boise Inc. on February 28, 2011, to receive these awards.

Service-Condition Vesting Awards

Directors and members of management were granted awards of 0.4 million and 0.8 million shares of restricted stock subject to service-condition vesting. The restricted stock granted to directors vests on February 28, 2009, whereas all other grants subject to service-condition vesting restrictions vest as follows: one-third of the service-condition portion of the grant shall vest on each of February 28, 2009, February 28, 2010, and February 28, 2011, subject to EBITDA goals. Any shares not vested on or before February 28, 2011, will be forfeited.

Compensation Expense

We accrue compensation expense for the restricted stock based on the fair value on the date of the grant, as described below. Compensation expense is recognized ratably over the vesting period for the restricted stock grants that vest over time and ratably over the award period for the restricted stock grants that vest based on the closing price of Boise Inc. stock, as discussed above. During the year ended December 31, 2008, we recognized $3.1 million of compensation expense. Most of these costs were recorded in “General and administrative expenses” in our Consolidated Statement of Income (Loss).

Fair Value Measurement

SFAS No. 123(R) requires different valuation calculations for equity grants that have a service condition and equity grants that have a market condition. The fair value of service-condition restricted stock is determined based on the number of shares or units granted and the quoted price of our stock at the date of grant and is expensed on a straight-line basis over the vesting period. The fair value on the date of grant of these restricted stock grants was $4.16 per share. Compensation expense is adjusted if the service condition is not met.

The equity grants that vest based on the stock price of Boise Inc. are market-condition grants under the requirements of SFAS No. 123(R). The standard requires that the valuation of market-condition awards consider the likelihood that the market condition will be satisfied rather than assuming that the award is vested on the award date. Because the market-based restrictions represent a more difficult threshold to meet before payout, with greater uncertainty that the market condition will be satisfied, these awards have a lower fair value than those that vest based solely on the passage of time. However, compensation expense is required to be recognized under SFAS

No. 123(R) for an award regardless of when, if ever, the market condition is satisfied. We determined the fair value on the date of grant of the market-condition awards that vest based on the stock price of Boise Inc. at $10 per share and $12.50 per share to be approximately $2.03 per share and $1.57 per share, respectively. The fair value of market-condition restricted stock or units is estimated at the grant date using a Monte Carlo simulation. We assumed a risk-free rate of 2.59%, an expected stock volatility of 58.60%, and a stock price for Boise Inc.’s common shares of $4.16 per share. The $4.16-per-share value is based on Boise Inc.’s closing stock price on the date of grant. Expense is recognized on a straight-line basis over the service period.

The following summarizes the activity of our outstanding service- and market-condition restricted stock and units awarded under the Plan as of December 31, 2008, and changes during the period ended December 31, 2008:

	Service-Condition Vesting Awards			Market-Condition Vesting Awards
	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Fair Value
	(thousands)		(thousands)	(thousands)		(thousands)
Outstanding at May 2, 2008 (a)	—	$—	$—	—	$—	$—
Granted	1,185	4.16	4,927	1,929	1.75	3,368
Vested	(30)	4.16	(125)	—	—	—
Forfeited	(12)	4.16	(48)	(13)	1.75	(23)
Outstanding at December 31, 2008 (a)(b)	1,143	$4.16	$4,754	1,916	$1.75	$3,345

(a)           Outstanding units are the same as nonvested units.

(b)           The remaining weighted average contractual term is approximately 2.0 years for the service-condition awards and 2.2 years for the market-condition awards.

At December 31, 2008, we had approximately $2.6 million and $2.3 million of total unrecognized compensation cost related to the nonvested service-condition and market-condition restricted stock grants, respectively, under the Plan. The cost is expected to be recognized generally over a weighted average period of 2.4 years and 3.0 years for the service-condition and market-condition awards, respectively. In accordance with SFAS No. 123 (R), unrecognized compensation expense is calculated net of estimated forfeitures of $0.1 million. During the year ended December 31, 2008, we recognized $3.1 million of compensation expense, of which $2.2 million related to the grant-date fair value of service-condition awards vested through December 31, 2008, and $0.9 million related to the market-condition awards that generally vest on February 28, 2011.

Dividends

In June 2007, our board of directors authorized stock dividends of 0.5 shares of common stock and 0.2 shares of common stock for each outstanding share of common stock at June 12, 2007, and June 19, 2007, respectively.

Our ability to pay dividends is restricted by our senior secured credit facilities as well as Delaware law and state regulatory authorities. Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our capital surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends. We have not paid any cash dividends on our common stock to date.

Predecessor

During the Predecessor periods presented, equity compensation was granted to the Predecessor’s employees under Boise Cascade’s equity compensation plans. During the Predecessor periods of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor recognized $0.2 million, $1.7 million, and $1.8 million of compensation expense, respectively, most of which was recorded in “General and administrative expenses” in the Consolidated Statements of Income (Loss).

16.          St. Helens Mill Restructuring

In November 2008, we announced the restructuring of our paper mill in St. Helens, Oregon, permanently halting pulp production at the plant and reducing annual paper production capacity by approximately 200,000 tons and market pulp capacity at the St. Helens and Wallula mills by a total of approximately 138,000 tons. The restructuring was primarily the result of declining product demand coupled with continuing high costs. The move allows us to better match production levels to demand for our products and to discontinue production of our least profitable papers. The restructuring was substantially complete in January 2009. We have permanently ceased paper production on machines #1 and #4 at the mill. Paper machine #2 at St. Helens continues to operate, manufacturing primarily lightweight opaque and flexible packaging papers, as does the #3 machine, which is owned by Cascades Tissue Group. The permanent capacity reductions resulted in the loss of approximately 300 jobs at the St. Helens mill and 35 jobs in related sales, marketing, and logistics functions elsewhere in the company. Eligible salaried employees were offered severance packages and outplacement assistance. We have concluded closure agreement negotiations for the affected union employees. We will employ approximately 170 employees at the mill after restructuring. At December 31, 2008, we had terminated approximately 26 employees.

For the year ended December 31, 2008, we recorded a pretax charge of $37.6 million associated with the restructuring, of which $28.8 million related to noncash expenses. These costs are recorded in our Paper segment. Of the $37.6 million, $7.8 million related to the write-down of inventory and was recorded in “Materials, labor, and other operating expenses” in the Consolidated Statement of Income (Loss). We recorded the remaining $29.8 million of restructuring costs in “St. Helens mill restructuring” in the Consolidated Statement of Income (Loss). These costs included asset write-downs for plant and equipment at the St. Helens mill, employee-related severance costs, pension curtailment losses, and other miscellaneous costs related to the restructuring of the mill. The severance liabilities are included in “Accrued liabilities, Compensation and benefits” on the Consolidated Balance Sheet. We expect to pay these severance costs in first half of 2009.

An analysis of restructuring-related expenses in 2008 is as follows:

	Noncash Expense	Cash Expense (a)	Total Expenses
	(thousands)

Inventory write-down	$7,788	$—	$7,788
Asset write-down	19,825	—	19,825
Employee related costs	—	8,433	8,433
Pension curtailment loss	1,165	—	1,165
Other	—	357	357
	$28,778	$8,790	$37,568

(a)           As of December 31, 2008, cash payments totaled $0.4 million. We expect to pay most of the remainder of these expenses in the first half of 2009.

17.          Segment Information

We operate our business in three reportable segments, Paper, Packaging, and Corporate and Other (support services) and are headquartered in Boise, Idaho. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the Company based on these segments.

Paper.  Our Paper segment manufactures and sells uncoated freesheet (including commodity and premium cut-size office papers); a range of packaging papers (including corrugating medium, label and release papers, and flexible packaging papers); commodity and premium printing and converting papers (including commercial printing papers, envelope papers, and form-related products); and market pulp. Many of these paper products are commodity products, while others have specialized features that make these products premium and specialty grades. Our premium grades include 100% recycled and colored cut-size office papers, and our specialty grades include custom-developed papers for such uses as label and release and flexible food packaging. We ship to customers both directly from our mills and through distribution centers. In 2008, approximately 39% of uncoated freesheet paper sales volume, including approximately 70% of the office papers sales volume, was sold to OfficeMax Incorporated (OfficeMax).

Packaging.  Our Packaging segment manufactures and sells containerboard (linerboard) and newsprint at our mill in DeRidder, Louisiana. In March 2008, we completed a $23 million project on our linerboard machine at DeRidder, which reduced our exposure to fossil fuels and increased product capabilities. We also operate five corrugated container plants in the Northwest and a sheet feeder plant in Texas. Our corrugated containers are used primarily in the packaging of fresh fruit and vegetables, processed food, and beverages, as well as industrial and consumer products. Our Waco, Texas, plant, known as Central Texas Corrugated, or CTC, produces corrugated sheets that are sold to sheet plants in the Southwest, where they are converted into corrugated containers for a variety of customers. Our containerboard and corrugated products are sold by our own sales personnel and by brokers.

Until late February 2009, we marketed our newsprint through Abitibi Consolidated Sales Corporation (ACSC), an indirect subsidiary of AbitibiBowater Inc. (AbitibiBowater) pursuant to an arrangement whereby ACSC purchased all of the newsprint we produce. ACSC sold our newsprint primarily in regional markets near our DeRidder, Louisiana, manufacturing facility. In late February 2009, we terminated our arrangement with ACSC and since that time have sold our newsprint production through our own sales personnel primarily to newspaper publishers in the Southern U.S.

Corporate and Other.  Our Corporate and Other segment includes primarily corporate support services, related assets and liabilities, and foreign exchange gains and losses. During the Predecessor periods presented, the Corporate and Other segment included primarily an allocation of Boise Cascade corporate support services and related assets and liabilities. These support services include but were not limited to finance, accounting, legal, information technology, and human resource functions. This segment also includes transportation assets, such as rail cars and trucks, which we use to transport our products from our manufacturing sites. Rail cars and trucks are generally leased. We provide transportation services not only to our own facilities but also, on a limited basis, to third parties when geographic proximity and logistics are favorable. During the year ended December 31, 2008, segment sales related primarily to our rail and truck business and were $67.7 million. During the Predecessor period of January 1 through February 21, 2008, and for the years ended December 31, 2007 and 2006, these sales were $8.5 million, $58.9 million, and $61.4 million, respectively.

In connection with the Acquisition, we entered into an outsourcing services agreement under which we provide a number of corporate staff services to Boise Cascade at our cost. These services include information technology, accounting, and human resource services. The initial term of the agreement is for three years. It will automatically renew for one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the applicable term. For the year ended December 31, 2008, we recorded $12.1 million in “Sales, Related parties” and the same amount in “Costs and expenses” in our Consolidated Statement of Income (Loss) related to this agreement.

The segments’ profits and losses are measured on operating profits before change in fair value of interest rate derivatives, interest expense, and interest income. Specified expenses are allocated to the segments. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

The segments follow the accounting principles described in Note 2, Summary of Significant Accounting Policies.

Sales to OfficeMax and ACSC, an indirect subsidiary of AbitibiBowater, have represented a concentration in the volume of business transacted and revenue generated from these transactions. Sales to OfficeMax were $494.6 million during the year ended December 31, 2008, representing 24% of total sales. For the period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, the Predecessor’s sales to OfficeMax were $90.1 million, $615.7 million, and $575.9 million, respectively. During the Predecessor periods, sales to OfficeMax represented 25%, 26%, and 26% of sales. Sales to ACSC represented 9% of consolidated trade sales for the year ended December 31, 2008, and 9%, 9%, and 11% during the Predecessor period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, respectively. No other single customer accounted for 10% or more of consolidated trade sales or of total sales. Export sales to foreign unaffiliated customers were $212.8 million in 2008 and $40.8 million, $222.1 million, and $182.4 million during the Predecessor period of January 1 through February 21, 2008, and the years ended December 31, 2007 and 2006, respectively. In all periods presented, net sales were generated domestically, and long-lived assets were held by domestic operations.

Segment sales to external customers by product line are as follows (millions):

	Boise Inc.		Predecessor
	Year Ended December 31,	February 1 (Inception) Through December 31,	January 1 Through February 21,	Year Ended December 31
	2008	2007	2008	2007	2006
Paper
Uncoated freesheet	$1,240.9	$—	$224.2	$1,392.1	$1,319.9
Containerboard (medium)	0.2	—	0.1	1.5	0.7
Market pulp	101.9	—	20.1	139.3	118.7
	1,343.0	—	244.4	1,532.9	1,439.3
Packaging
Containerboard (linerboard)	88.6	—	16.5	104.3	107.4
Newsprint	203.2	—	29.8	217.1	230.4
Corrugated containers and sheets	324.3	—	53.1	364.5	342.3
Other	84.3	—	13.7	94.5	82.3
	700.4	—	113.1	780.4	762.4
Corporate and Other	27.2	—	2.4	19.3	20.3
	$2,070.6	$—	$359.9	$2,332.6	$2,222.0

An analysis of our operations by segment is as follows:

Boise Inc.

	Sales				Income (Loss)		Depre- ciation, Amorti- zation,			Capital
	Trade	Related Parties	Inter- segment	Total	Before Taxes		and Depletion	EBITDA (g)		Expendi- tures	Assets
	(millions)

Year Ended December 31, 2008
Paper	$1,343.0	$—	$60.7	$1,403.7	$32.7	(a)	$71.7	$104.3	(a)	$42.8	$1,310.4
Packaging	635.5	64.9	3.3	703.7	21.1	(a)	35.1	56.2	(a)	43.5	558.3
Corporate and Other	11.7	15.5	40.5	67.7	(18.6	)(a)	3.2	(15.4	)(a)	4.3	156.4
	1,990.2	80.4	104.5	2,175.1	35.2		110.0	145.1		90.6	2,025.1
Intersegment eliminations	—	—	(104.5)	(104.5)	—		—	—		—	(36.8)
Change in fair value of interest rate derivatives	—	—	—		(0.5)		—	—		—	—
Interest expense	—	—	—		(91.2)		—	—		—	—
Interest income	—	—	—		2.2		—	—		—	—
	$1,990.2	$80.4	$—	$2,070.6	$(54.3)		$110.0	$145.1		$90.6	$1,988.3
February 1 (Inception) Through December 31, 2007
Paper	$—	$—	$—	$—	$—		$—	$—		$—	$—
Packaging	—	—	—	—	—		—	—		—	—
Corporate and Other	—	—	—	—	(0.3)		—	(0.3)		—	407.6
	—	—	—	—	(0.3)		—	(0.3)		—	407.6
Intersegment eliminations	—	—	—	—	—		—	—		—	—
Interest income	—	—	—	—	10.4		—	—		—	—
	$—	$—	$—	$—	$10.1		$—	$(0.3)		$—	$407.6

Predecessor

	Sales				Income (Loss)		Depre- ciation, Amorti- zation,				Capital
	Trade	Related Parties	Inter- segment	Total	Before Taxes		and Depletion		EBITDA (g)		Expendi- tures		Assets
	(millions)

January 1 Through February 21, 2008
Paper	$154.4	$90.0	$9.1	$253.5	$20.7		$0.3		$21.1		$5.0
Packaging	102.2	10.9	0.4	113.5	5.7		0.1		5.7		5.2
Corporate and Other	1.8	0.6	6.1	8.5	(3.2)		0.1		(3.1)		—
	258.4	101.5	15.6	375.5	23.2		0.5		23.7		10.2
Intersegment eliminations	—	—	(15.6)	(15.6)	—		—		—		—
Interest income		—	—	—	0.2		—		—		—
	$258.4	$101.5	$—	$359.9	$23.4		$0.5		$23.7		$10.2
Year Ended December 31, 2007
Paper	$917.2	$615.7	$63.3	$1,596.2	$133.5	(c)	$45.0	(b)	$178.5	(c)	$103.4		$1,265.6
Packaging	705.1	75.3	2.7	783.1 (d)	40.1	(c)	37.7	(b)	77.8	(c)	38.2		579.1
Corporate and Other	14.3	5.0	39.6	58.9	(11.9	)(c)	1.9	(b)	(10.0	)(c)	0.2		12.4
	1,636.6	696.0	105.6	2,438.2	161.7		84.6		246.3		141.8		1,857.1
Intersegment eliminations	—	—	(105.6)	(105.6)	—		—		—		—		(11.4)
Interest income	—	—	—	—	0.7		—		—		—		—
	$1,636.6	$696.0	$—	$2,332.6	$162.4		$84.6		$246.3		$141.8		$1,845.7
Year Ended December 31, 2006
Paper	$863.7	$575.6	$55.4	$1,494.7	$63.3	(e)	$62.3		$125.6	(e)	$85.5		$1,188.0
Packaging	689.0	73.4	4.1	766.5 (d)	45.3	(e)	50.8		96.1	(e)	66.1	(f)	565.1
Corporate and Other	14.7	5.6	41.1	61.4	(14.9	)(e)	3.3		(11.6	)(e)	0.1		15.7
	1,567.4	654.6	100.6	2,322.6	93.7		116.4		210.1		151.7		1,768.8
Intersegment eliminations	—	—	(100.6)	(100.6)	—		—		—		—		(10.0)
Interest income	—	—	—	—	0.6		—		—		—		—
	$1,567.4	$654.6	$—	$2,222.0	$94.3		$116.4		$210.1		$151.7		$1,758.8

(a)           Included $37.6 million of expense recorded in the Paper segment associated with the restructuring of the St. Helens mill.

Included $7.4 million of expense related to the impact of energy hedges, of which $6.1 million was recorded in the Paper segment and $1.3 million was recorded in the Packaging segment.

Included $5.5 million of expense recorded in the Packaging segment related to lost production and costs incurred as a result of Hurricanes Gustav and Ike.

Included $10.2 million related to inventory purchase accounting adjustments, of which $7.4 million was recorded in the Paper segment and $2.8 million was recorded in the Packaging segment.

Included $19.8 million of expense recorded in the Packaging segment related to the outage at the DeRidder, Louisiana, mill.

Included a $2.9 million gain on changes in supplemental pension plans recorded in the Corporate and Other segment.

(b)           Included approximately $21.7 million, $19.1 million, and $1.0 million of lower depreciation and amortization expense in the Paper, Packaging, and Corporate and Other segments as a result of discontinuing depreciation and amortization on the assets recorded as held for sale.

(c)           Included a $4.4 million gain for changes in retiree healthcare programs recorded in the Corporate and Other segment.

Included $8.7 million of expense related to the impact of energy hedges. Of the $8.7 million, $7.3 million was recorded in the Paper segment and $1.4 million was recorded in the Packaging segment.

Included $4.0 million of expense recorded in the Paper segment related to the start-up of the reconfigured paper machine at the Wallula, Washington, mill.

(d)           Included the impact of adopting EITF 04-13 effective January 1, 2006, which required us to report our inventory buy/sell transactions with the same counterparty on a net basis.

(e)           Included a $3.7 million gain for changes in retiree healthcare programs recorded in the Corporate and Other segment.

Included $18.1 million of expense related to the impact of energy hedges. Of the $18.1 million, $15.0 million was recorded in the Paper segment and $3.1 million was recorded in the Packaging segment.

Included $2.8 million of expense recorded in the Corporate and Other segment for special project costs.

Included $2.4 million of expense recorded in the Paper segment related to write-downs associated with the sale of the Vancouver, Washington, mill.

(f)            Included $42.6 million of cash paid for the purchase of CTC’s assets in Waco, Texas, recorded in the Packaging segment.

(g)           EBITDA represents income (loss) before interest (interest expense, interest income, and change in fair value of interest rate derivatives) and income tax provision (benefit), and depreciation, amortization, and depletion. EBITDA is the primary measure used by our chief operating decision makers to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. For example, we believe that the inclusion of items such as taxes, interest expense, and interest income distorts management’s ability to assess and view the core operating trends in our segments. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, change in fair value of interest rate derivatives, and associated significant cash requirements; and the exclusion of depreciation, amortization, and depletion, which represent significant and unavoidable operating costs, given the level of our indebtedness and the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying on our GAAP results. Our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following is a reconciliation of net income to EBITDA (millions):

	Boise Inc.		Predecessor
	Year Ended December 31,	February 1 (Inception) Through December 31,	January 1 Through February 21,	Year Ended December 31
	2008	2007	2008	2007	2006
Net income (loss)	$(45.5)	$5.5	$22.8	$159.6	$92.9
Change in fair value of interest rate derivatives	0.5	—	—	—	—
Interest expense	91.2	—	—	—	—
Interest income	(2.2)	(10.4)	(0.2)	(0.7)	(0.6)
Income tax provision (benefit)	(8.8)	4.6	0.6	2.8	1.4
Depreciation, amortization, and depletion	110.0	—	0.5	84.6	116.4
EBITDA	$145.1	$(0.3)	$23.7	$246.3	$210.1

18.          Commitments and Guarantees

Commitments

We have commitments for fiber, leases, and utilities. Our lease commitments are discussed further in Note 8, Leases. In addition, we have purchase obligations for goods and services, capital expenditures, and raw materials entered into in the normal course of business.

We are a party to a number of long-term log and fiber supply agreements. At December 31, 2008, our total obligation for log and fiber purchases under contracts with third parties was approximately $168.7 million. Under most of the log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. The prices under most of these agreements are set quarterly or semiannually based on regional market prices, and the estimate is based on contract terms or current-quarter pricing. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability, and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. The contractual and tariff arrangements include multiple-year commitments and minimum annual purchase requirements. At December 31, 2008, we had approximately $24.0 million of utility purchase commitments. These payment obligations were valued at prices in effect on December 31, 2008, or determined pursuant to contractual terms, if available. Because we consume the energy in the manufacture of our products, these obligations represent the face value of the contracts, not resale value.

Guarantees

We provide guarantees, indemnifications, and assurances to others, which constitute guarantees as defined under FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. See Note 12, Debt for a description of the guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees, and the maximum potential undiscounted amounts of future payments we could be required to make.

19.          Legal Proceedings and Contingencies

We are a party to routine legal proceedings that arise in the course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would have a material adverse effect on our financial position, results of operations, or cash flows.

20.          Quarterly Results of Operations (unaudited)

	Predecessor
	January 1	Boise Inc.
	Through	2008
	February 21, 2008	First Quarter (a)	Second Quarter (b)	Third Quarter (c)	Fourth Quarter (d)
	(millions, except per-share and stock price information)

Net sales	$359.9	$228.0	$618.4	$633.1	$591.1
Income (loss) from operations	23.1	(9.3)	7.6	30.1	11.4
Net income (loss)	22.8	(16.4)	(18.1)	4.4	(15.5)
Net income (loss) per common share
Basic	—	(0.26)	(0.23)	0.06	(0.20)
Diluted	—	(0.26)	(0.23)	0.06	(0.20)
Common stock dividends per share	—	—	—	—	—
Common stock prices (h)
High	—	9.70	6.73	4.20	1.45
Low	—	6.19	3.58	1.56	0.29

	Boise Inc.
	2007
	February 1 (Inception) Through March 31, 2007	Second Quarter	Third Quarter	Fourth Quarter
	(millions, except per-share and stock price information)

Net sales	$—	$—	$—	$—
Loss from operations	—	—	(0.1)	(0.2)
Net income	—	0.3	2.8	2.4
Net income per common share
Basic	—	0.02	0.05	0.05
Diluted	—	0.02	0.05	0.05
Common stock dividends per share	—	—	—	—
Common stock prices (h)
High	—	9.15	9.30	9.87
Low	—	9.15	8.98	9.21

	Predecessor
	2007
	First Quarter (e)	Second Quarter (f)	Third Quarter (g)	Fourth Quarter (g)
	(millions, except per-share and stock price information)

Net sales	$578.7	$582.6	$583.7	$587.6
Income from operations	22.8	16.6	50.7	70.4
Net income	22.0	16.5	50.2	70.8
Net income (loss) per common share
Basic	—	—	—	—
Diluted	—	—	—	—
Common stock dividends per share	—	—	—	—
Common stock prices (h)
High	—	—	—	—
Low	—	—	—	—

(a)           First quarter 2008 included $19.8 million of expense related to the outage at the DeRidder, Louisiana, mill.

First quarter 2008 included $6.5 million of expense related to inventory purchase accounting adjustments.

(b)           Second quarter 2008 included $3.7 million of expense related to inventory purchase accounting adjustments.

Second quarter 2008 included $3.7 million recorded as a reduction in “Materials, labor, and other operating expense” for energy hedges.

(c)           Third quarter 2008 included $11.3 million of expense for energy hedges.

Third quarter 2008 included $5.5 million of expense related to lost production and costs incurred as a result of Hurricanes Gustav and Ike.

(d)           Fourth quarter 2008 included $37.6 million of expenses related to the restructuring of our pulp and paper mill in St. Helens, Oregon, which we announced in November 2008.

Fourth quarter 2008 included a $2.9 million gain for changes in supplemental pension plans.

(e)           First quarter 2007 included $8.7 million of expense related to the impact of energy hedges.

(f)            Second quarter 2007 included a $4.4 million gain for changes in retiree healthcare programs.

Second quarter 2007 included $4.0 million of expense related to the start-up of the reconfigured paper machine at the Wallula, Washington, mill.

(g)           In third quarter 2007 and fourth quarter 2007, the Predecessor had approximately $10.2 million and $31.6 million of lower depreciation and amortization expense as a result of discontinuing depreciation and amortization on the assets Boise Cascade recorded as held for sale.

(h)           Our common stock began trading on February 22, 2008, on the New York Stock Exchange (NYSE) under the symbol BZ and, as of December 31, 2008, traded under the symbol BZBC. From June 29, 2007, through February 21, 2008, Aldabra 2 Acquisition Corp.’s common stock was traded on the American Stock Exchange (AMEX) under the Symbol AII. In connection with the Acquisition on February 22, 2008, Aldabra 2 Acquisition Corp. changed its name to Boise Inc. and relisted on the NYSE under the symbol BZ. The Predecessor had no common stock and was not traded on an exchange. Common stock prices are based on daily closing prices.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Boise, Inc.:

We have audited the accompanying consolidated balance sheet of Boise Inc. (formerly Aldabra 2 Acquisition Corp.) and subsidiaries as of December 31, 2008, and the related consolidated statements of loss, stockholders’ equity, and cash flows for the year ended December 31, 2008. We also have audited Boise Inc.’s. internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Boise Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Boise Inc.

maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Boise, Idaho

February 23, 2009

Independent Auditor’s Report

The Board of Directors of Boise Inc.:

We have audited the accompanying consolidated balance sheet of Boise Paper Products and subsidiaries as of December 31, 2007, and the related consolidated statements of income, capital, and cash flows for the period from January 1, 2008, through February 21, 2008, and for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Paper Products and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the period from January 1, 2008, through February 21, 2008, and for each of the years in the two-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho

February 23, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Aldabra 2 Acquisition Corp.:

We have audited the accompanying consolidated balance sheet of Aldabra 2 Acquisition Corp. (a corporation in the development stage) and subsidiary (the “Company”) as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for the period from February 1, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aldabra 2 Acquisition Corp. and subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the period from February 1, 2007 (date of inception) to December 31, 2007, in conformity with United States generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

New York, New York

February 21, 2008